
09038995

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the year ended December 31, 2008.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A.
INSTITUCION DE BANCA MULTIPLE

BALANCE SHEETS

TO DECEMBER 31 OF 2008 AND 2007

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**1,226,892,447**	**100**	**1,330,280,606**	**100**
s02	**CURRENT ASSETS**	**354,418,286**	**29**	**428,560,787**	**32**
s03	CASH AND SHORT-TERM INVESTMENTS	114,224,395	9	170,997,240	13
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	41,179,917	3	64,445,342	5
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	133,542,397	11	99,975,069	8
s06	INVENTORIES	65,471,577	5	93,143,136	7
s07	OTHER CURRENT ASSETS	0	0	0	0
s08	**LONG-TERM**	**11,112,817**	**1**	**34,005,651**	**3**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	11,112,817	1	33,848,673	3
s11	OTHER INVESTMENTS	0	0	156,978	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**845,054,193**	**69**	**793,845,453**	**60**
s13	LAND AND BUILDINGS	659,030,211	54	553,681,898	42
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	888,885,356	72	858,343,536	65
s15	OTHER EQUIPMENT	55,849,179	5	51,277,245	4
s16	ACCUMULATED DEPRECIATION	843,858,577	69	760,177,706	57
s17	CONSTRUCTION IN PROGRESS	85,148,024	7	90,720,480	7
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**16,307,151**	**1**	**1,859,880**	**0**
s19	**OTHER ASSETS**	**0**	**0**	**72,008,835**	**5**
s20	**TOTAL LIABILITIES**	**1,200,112,148**	**100**	**1,280,372,745**	**100**
s21	**CURRENT LIABILITIES**	**166,805,036**	**14**	**289,463,852**	**23**
s22	SUPPLIERS	35,381,771	3	35,138,344	3
s23	BANK LOANS	27,022,924	2	53,260,226	4
s24	STOCK MARKET LOANS	64,200,955	5	22,789,902	2
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	16,672,456	1	146,593,355	11
s26	OTHER CURRENT LIABILITIES WITHOUT COST	23,526,930	2	31,682,025	2
s27	**LONG-TERM LIABILITIES**	**495,486,625**	**41**	**424,828,472**	**33**
s28	BANK LOANS	212,269,142	18	141,062,431	11
s29	STOCK MARKET LOANS	283,217,483	24	283,766,041	22
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**946,622**	**0**	**8,027,980**	**1**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**536,873,865**	**45**	**558,052,441**	**44**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**26,780,299**	**100**	**49,907,861**	**100**
s34	**MINORITY INTEREST**	**0**	**0**	**0**	**0**
s35	**MAJORITY INTEREST**	**26,780,299**	**100**	**49,907,861**	**100**
s36	**CONTRIBUTED CAPITAL**	**281,303,705**	**1050**	**246,126,132**	**493**
s79	CAPITAL STOCK	281,303,705	1050	246,126,132	493
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**-254,523,406**	**-950**	**-196,218,271**	**-393**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	-258,137,834	-964	-368,101,309	-738
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	3,614,428	13	171,883,038	344
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A.
INSTITUCION DE BANCA MULTIPLE

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**114,224,395**	**100**	**170,997,240**	**100**
s46	CASH	60,704,660	53	64,578,352	38
s47	SHORT-TERM INVESTMENTS	53,519,735	47	106,418,888	62
s07	**OTHER CURRENT ASSETS**	**0**	**100**	**0**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**16,307,151**	**100**	**1,859,880**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	16,307,151	100	1,859,880	100
s19	**OTHER ASSETS**	**0**	**100**	**72,008,835**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	72,008,835	100
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**166,805,036**	**100**	**289,463,852**	**100**
s52	FOREIGN CURRENCY LIABILITIES	75,691,082	45	75,398,513	26
s53	MEXICAN PESOS LIABILITIES	91,113,954	55	214,065,339	74
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**23,526,930**	**100**	**31,682,025**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	23,526,930	100	31,682,025	100
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**495,486,625**	**100**	**424,828,472**	**100**
s59	FOREIGN CURRENCY LIABILITIES	415,286,862	84	331,466,782	78
s60	MEXICAN PESOS LIABILITIES	80,199,763	16	93,361,690	22
s31	**DEFERRED LIABILITIES**	**946,622**	**100**	**8,027,980**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	946,622	100	8,027,980	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**536,873,865**	**100**	**558,052,441**	**100**
s66	DEFERRED TAXES	6,359,594	1	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	495,083,543	92	528,201,272	95
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	35,430,728	7	29,851,169	5
s79	**CAPITAL STOCK**	**281,303,705**	**100**	**246,126,132**	**100**
s37	CAPITAL STOCK (NOMINAL)	281,303,705	100	246,126,132	100
s38	RESTATEMENT OF CAPITAL STOCK	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A.
INSTITUCION DE BANCA MULTIPLE

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**-258,137,834**	**100**	**-368,101,309**	**100**
s93	LEGAL RESERVE	987,535	0	832,618	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	-51,759,539	14
s95	RETAINED EARNINGS	-149,763,535	58	-298,866,819	81
s45	NET INCOME FOR THE YEAR	-109,361,834	42	-18,307,569	5
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**3,614,428**	**100**	**171,883,038**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	171,509,813	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	5,990,536	166	1,475,258	1
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-2,375,701	-66	-1,105,629	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	-407	0	3,596	0
s100	OTHER	0	0	0	0

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A. INSTITUCION DE BANCA MULTIPLE

BALANCE SHEETS

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	187,613,250	139,096,935
s73	PENSIONS AND SENIORITY PREMIUMS	5,109,406	7,122,630
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	141,466	141,597
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A.
INSTITUCION DE BANCA MULTIPLE

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2008 AND 2007

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**1,328,950,051**	**100**	**1,139,256,618**	**100**
r02	COST OF SALES	654,118,032	49	460,665,742	40
r03	**GROSS PROFIT**	**674,832,019**	**51**	**678,590,876**	**60**
r04	GENERAL EXPENSES	103,805,176	8	84,939,005	7
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**571,026,843**	**43**	**593,651,871**	**52**
r08	OTHER INCOME AND (EXPENSE), NET	198,005,634	15	79,797,820	7
r06	COMPREHENSIVE FINANCING RESULT	-104,672,536	-8	-20,046,587	-2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	-2,029,881	0	5,545,054	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**662,330,060**	**50**	**658,948,158**	**58**
r10	INCOME TAXES	771,691,894	58	677,255,727	59
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-109,361,834**	**-8**	**-18,307,569**	**-2**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**-109,361,834**	**-8**	**-18,307,569**	**-2**
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	**NET INCOME OF MAJORITY INTEREST**	**-109,361,834**	**-8**	**-18,307,569**	**-2**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A.
INSTITUCION DE BANCA MULTIPLE

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**1,328,950,051**	**100**	**1,139,256,618**	**100**
r21	DOMESTIC	679,754,126	51	592,047,961	52
r22	FOREIGN	649,195,925	49	547,208,657	48
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	**198,005,634**	**100**	**79,797,820**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	198,005,634	100	79,797,820	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-104,672,536**	**100**	**-20,046,587**	**100**
r24	INTEREST EXPENSE	64,249,827	-61	57,847,567	-289
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	27,791,672	-27	26,369,562	-132
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-68,214,381	65	-1,434,868	7
r28	RESULT FROM MONETARY POSITION	0	0	12,866,286	-64
r10	**INCOME TAXES**	**771,691,894**	**100**	**677,255,727**	**100**
r32	INCOME TAX	771,691,894	100	677,255,727	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A.
INSTITUCION DE BANCA MULTIPLE

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	1,328,950,051	1,139,256,618
r37	TAX RESULT FOR THE YEAR	-109,361,834	-18,307,569
r38	NET SALES (**)	1,328,950,051	1,139,256,618
r39	OPERATING INCOME (**)	571,026,843	593,651,871
r40	NET INCOME OF MAJORITY INTEREST (**)	-109,361,834	-18,307,569
r41	NET CONSOLIDATED INCOME (**)	-109,361,834	-18,307,569
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	89,840,495	72,591,718

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A. INSTITUCION DE BANCA MULTIPLE

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

FROM OCTOBER1 TO DECEMBER 31 OF 2008

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**264,037,415**	**100**	**318,394,018**	**100**
rt02	COST OF SALES	213,124,616	81	139,737,325	44
rt03	**GROSS PROFIT**	**50,912,799**	**19**	**178,656,693**	**56**
rt04	GENERAL EXPENSES	32,223,438	12	24,613,935	8
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**18,689,361**	**7**	**154,042,758**	**48**
rt08	OTHER INCOME AND (EXPENSE), NET	36,344,420	14	25,993,583	8
rt06	COMPREHENSIVE FINANCING RESULT	-82,578,006	-31	-1,422,240	0
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	-741,848	0	1,653,168	1
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**-28,286,073**	**-11**	**180,267,269**	**57**
rt10	INCOME TAXES	86,630,847	33	212,707,543	67
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-114,916,920**	**-44**	**-32,440,274**	**-10**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**-114,916,920**	**-44**	**-32,440,274**	**-10**
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	**NET INCOME OF MAJORITY INTEREST**	**-114,916,920**	**-44**	**-32,440,274**	**-10**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A.
INSTITUCION DE BANCA MULTIPLE

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**264,037,415**	**100**	**318,394,018**	**100**
rt21	DOMESTIC	160,372,385	61	156,540,487	49
rt22	FOREIGN	103,665,030	39	161,853,531	51
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**36,344,420**	**100**	**25,993,583**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	36,344,420	100	25,993,583	100
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-82,578,006**	**100**	**-1,422,240**	**100**
rt24	INTEREST EXPENSE	25,302,387	-31	18,371,986	-1292
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	7,697,086	-9	10,266,662	-722
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	-64,972,705	79	1,413,228	-99
rt28	RESULT FROM MONETARY POSITION	0	0	5,269,856	-371
rt10	**INCOME TAXES**	**86,630,847**	**100**	**212,707,543**	**100**
rt32	INCOME TAX	86,630,847	100	212,707,543	100
rt33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A. INSTITUCION DE BANCA MULTIPLE

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	27,274,087	24,242,604

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A. INSTITUCION DE BANCA MULTIPLE

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO DECEMBER 31 OF 2008 AND 2007

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	**CONSOLIDATED NET INCOME**	**0**	**-18,307,569**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	165,258,363
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**0**	**146,950,794**
c04	RESOURCES PROVIDED OR USED IN OPERATION	0	42,298,591
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**0**	**189,249,385**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	-89,836,920
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	10,897,494
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**0**	**-78,939,426**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-135,089,176**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	-24,779,217
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	0	195,776,457
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**0**	**170,997,240**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A. INSTITUCION DE BANCA MULTIPLE

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**0**	**165,258,363**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	72,591,718
c41	+ (-) OTHER ITEMS	0	92,666,645
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**0**	**42,298,591**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	0	-22,867,468
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	-12,440,934
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	5,859,812
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	-1,964,639
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	73,711,820
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**0**	**-89,836,920**
c23	+ BANK FINANCING	0	27,836,842
c24	+ STOCK MARKET FINANCING	0	15,755,478
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	-23,570,786
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	-110,180,526
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	322,072
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**10,897,494**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	-263,330
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	11,160,824
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-135,089,176**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	-129,241,714
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	-5,847,462
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A. INSTITUCION DE BANCA MULTIPLE

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

(Thousand Pesos)

Final Printing

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	539,013,398	0
e02	+ (-)ITEMS NOT REQUIRING CASH	112,971,429	0
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	92,255,345	0
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	90,871,500	0
e05	**CASH FLOW BEFORE INCOME TAX**	835,111,672	0
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-801,179,229	0
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	33,932,443	0
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-136,314,581	0
e09	**FINANCING ACTIVITIES**	-102,382,138	0
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	45,609,293	0
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-56,772,845	0
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	170,997,240	0
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	114,224,395	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A.
INSTITUCION DE BANCA MULTIPLE

STATE OF CASH FLOW (INDIRECT METHOD)

DESGLOSE DE MAIN CONCEPTS

Final Printing

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	112,971,429	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	112,971,429	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	92,255,345	0
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	89,840,495	0
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	2,097,656	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	317,194	0
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	90,871,500	0
e25	+ACCRUED INTEREST	0	0
e26	+ (-) OTHER ITEMS	90,871,500	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-801,179,229	0
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-12,067,784	0
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	27,222,629	0
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-13,504,975	0
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	243,426	0
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	-24,776,394	0
e32	+ (-) INCOME TAXES PAID OR RETURNED	-778,296,131	0
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-136,314,581	0
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-140,976,035	0
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	4,661,454	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	0	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	45,609,293	0
e45	+BANK FINANCING	63,049,203	0
e46	+STOCK MARKET FINANCING	83,884,385	0
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-89,592,051	0
e49	(-)STOCK MARKET FINANCING AMORTIZATION	-47,189,706	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	35,457,462	0
e55	-INTEREST EXPENSE	0	0
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A.
INSTITUCION DE BANCA MULTIPLE

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.01		$	0.01	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	0		$	0.00	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	0.00		$	0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0	times		0.00	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0	times		0.00	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A.
INSTITUCION DE BANCA MULTIPLE

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	-8.23	%	-1.61	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	-408.37	%	-36.68	%
p03	NET INCOME TO TOTAL ASSETS (**)	-8.91	%	-1.38	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	23.32	%	-0.57	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	-0.00	%	-70.28	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.08	times	0.86	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	1.57	times	1.44	times
p08	INVENTORIES TURNOVER (**)	9.99	times	4.95	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	10	days	18	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	2.11	%	1.43	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	97.82	%	96.25	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	44.81	times	25.65	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	40.91	%	31.78	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	58.63	%	53.52	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	8.89	times	10.26	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.11	times	0.89	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.12	times	1.48	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.73	times	1.16	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.30	times	0.33	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	68.48	%	59.07	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Annex I
Unaudited Financial Results Report as of December 31, 2008

Exploration and Production

During the fourth quarter of 2008, crude oil production decreased by 7.0% as compared to the same quarter of 2007, from 2,934 to 2,729 Mbd.

Production of heavy crude oil decreased by 11.6%, primarily due to lower production at Cantarell and the shutdown of wells due to increases in the oil-gas ratio. Cantarell's decline, however, was partially offset by a 30% increase in production from KMZ.

Production of light crude oil decreased by 1.7%, due to delays in completion of wells at the Crudo Ligero Marino and Yaxché projects in the Southwestern region. In contrast, production of extra-light crude oil, however, increased by 15.0%, due to completion of wells in the Delta del Grijalva project.

During 2008, crude oil production decreased by 9.2% as compared to 2007, from 3,076 to 2,792 Mbd, primarily due to lower production from Cantarell, despite higher production from KMZ.

During the fourth quarter of 2008, total natural gas production increased by 15.5%, from 6,285 to 7,260 MMcfd, as compared to the same quarter of 2007. The production of associated natural gas increased by 30.0%, primarily due to greater production from the transition zone at Cantarell, and higher production volumes from the KMZ, Delta del Grijalva, Costero and Ixtal-Manik projects. However, the production of non-associated natural gas decreased by 4.2%, primarily due to lower production from the Veracruz and Lankahuasa projects in the Northern region.

During 2008, total natural gas production increased by 14.2% as compared to 2007, from 6,058 to 6,919 MMcfd. Associated natural gas production increased by 25.4%, as a result of higher volumes from the transition zone at Cantarell, and higher production from the KMZ, Delta del Grijalva, Costero and Ixtal-Manik projects. Non-associated natural gas production decreased by 0.5% due to lower production from the Burgos and Lankahuasa projects.

Gas and Basic Petrochemicals

During the fourth quarter of 2008, total on-shore natural gas processing was 0.8% greater than in the same quarter of 2007, mainly due to greater production of sour wet gas, which increased by 4.2% as a result of higher production of associated gas.

Sweet wet gas processing, however, decreased by 8.7% due to lower supply of gas in the Northern region and lower recovery of liquids in the off-shore regions. Dry natural gas production decreased by 0.7% primarily due to lower sweet wet gas processing and reduced effective supply of natural gas to processing plants. The latter due to the start of operations of the nitrogen recovery unit (NRU), at the Ciudad Pemex Gas Processing Center (GPC), which eliminates nitrogen in natural gas, in order to meet client delivery specifications. As a result, the effective supply of natural gas to processing plants is reduced. In the fourth quarter of 2008, the NRU eliminated 37.8 MMcfd of nitrogen from the production of dry natural gas.

Natural gas liquids production decreased by 2.0%, primarily due to a 24.1% decrease in condensates availability, from 58 to 44 Mbd, as well as to increased nitrogen content in associated gas in the Northeastern Marine region.

During 2008, on-shore natural gas processing fell by 1.0%, as compared to 2007, as a result of lower availability of sweet wet gas and condensates.

Refining

During the fourth quarter of 2008, total crude oil processing decreased by 0.4% as compared to the same quarter of 2007. Heavy crude oil processing decreased by 8.3%, due to programmed maintenance at various, which was partially offset by a 5.0% increase in light crude oil processing.

During 2008, total crude oil processing decreased by 0.7% as compared to 2007, primarily as a result of not complying with salt and water specifications, excess fuel oil inventories at the Tula refinery, and higher programmed maintenance activity.

Production of petroleum products increased by 1.9% as compared to the fourth quarter of 2007, from 1,454 to 1,482 Mbd, primarily as a result of higher production of fuel oil. Production of gasoline increased by 1.3%, due to greater usage of intermediate currents, among other factors. Production of fuel oil increased by 11.3% as a result of the fact that revamping works at the Tula refinery to produce ultra low sulfur gasoline decreased the capacity to produce intermediate distillates. Additionally, production of liquefied petroleum gas (LPG) decreased by 4.0%, primarily due to lower crude oil process and lower production of natural gas liquids. Production of jet fuel decreased by 8.4% due to lower demand.

During 2008, average production of petroleum products decreased by 1.4%, as compared to 2007, from 1,511 to 1,490 Mbd, primarily due to lower crude oil processing. In particular, production of fuel oil and LPG decreased. Production of fuel oil decreased as a result of greater utilization of deep conversion equipment, and LPG production decreased due to lower production of natural gas liquids.

As of December 31, 2008, the number of franchised gas stations increased by 5.2% with respect to December 31, 2007, from 7,940 to 8,351 franchises.

Petrochemicals

During the fourth quarter of 2008, total petrochemicals production, including intermediate products and byproducts, increased by 2.3% as compared to the same quarter of 2007, from 2,668 to 2,730 thousand tons (Mt). This decrease was primarily driven by: an increase in production of aromatics, resulting from higher production of amorphous gasoline and high octane hydrocarbons, and greater volumes of toluene, ethylbenzene, styrene and xylene; an increase in production of ethane derivatives, due to higher production of high density polyethylene; and a decrease in production of methane derivatives, due to lower production of ammonia resulting from inventories control.

During 2008, total petrochemicals production increased by 1.8% with respect to 2007, from 11,757 to 11,973 Mt. This variation was primarily a result of the increased production of ammonia resulting from greater demand for urea, and higher methanol production triggered by favorable market conditions. These increases were partially offset, however, by decreased production of vinyl chloride, paraxylene and propylene.

International Trade

During the fourth quarter of 2008, the volume of our crude oil exports decreased by 12.4% as compared to the same quarter of 2007, from 1,621 to 1,420 Mbd, primarily as a result of lower crude oil production.

PEMEX exported 84% of its total crude oil exports to the United States, while the remaining 16% was distributed among Europe (9%), the rest of the Americas (3%) and the Far East (4%).

The weighted average export price of the Mexican crude oil basket decreased by 41.0%, from US$77.3 to US$45.6 per barrel as compared to the fourth quarter of 2007.

During 2008, the volume of crude oil exports decreased by 16.8% with respect to 2007, from 1,686 to 1,403 Mbd, as a result of lower crude oil production. The weighted average export price of the Mexican crude oil basket increased by 36.8%, from US$61.6 to US$84.3 per barrel as compared to 2007.

During the fourth quarter of 2008, dry gas exports increased from 87 to 198 MMcfd as compared to the same quarter of 2007, due to lower demand from the power generation sector.

During 2008, dry gas exports decreased from 139 to 107 MMcfd, as compared to 2007, as a result of an increase in domestic consumption and a decrease in dry gas production.

During the fourth quarter of 2008, exports of petroleum products increased from 134 to 206 Mbd, compared to the same quarter of 2007. By volume, the main petroleum products exported during the fourth quarter of 2008 were fuel oil and naphtha.

Petrochemical exports decreased from 174 to 76 Mt, primarily due to lower sulfur sales. By volume, the main petrochemical products exported during the fourth quarter of 2008 were sulfur and low density polyethylene.

During 2008, exports of petroleum products increased from 176 to 184 Mbd, as compared to 2007, primarily as a result of greater sales of fuel oil and jet fuel. The main exported products by volume during 2008 were naphtha, fuel oil and long residue.

Exports of petrochemical products decreased from 746 to 540 Mt, primarily due to lower sales of sulfur and butane, which were partially offset by greater ammonia exports.

During the fourth quarter of 2008, dry gas imports decreased from 456 to 397 MMcfd, as compared to the fourth quarter of 2007, primarily due to lower demand from the power generation sector.

Imports of petroleum products decreased from 574 to 547 Mbd, primarily as a result of fewer purchases of gas oil and diesel. The main imports of petroleum products, by volume, were gasoline and diesel.

Petrochemical imports increased from 118 to 137 Mt, primarily due to greater ammonia purchases resulting from favorable conditions in the international markets and in the domestic demand. The main petrochemical imports, by volume, were methanol and isobutene.

During 2008, dry gas imports increased from 386 to 450 MMcfd, as compared to 2007, primarily due to greater higher self consumption and lower production of dry natural gas. Imports of petroleum products increased from 494 to 548 Mbd. This increase was primarily attributable to greater purchases of gasoline and diesel. Imports of petrochemical products increased from 425 to 440 Mbd, mainly due to greater purchases of isobutene and toluene.

Financial Results for the Quarter Ended December 31, 2008

Sales

During the fourth quarter of 2008, total sales, including revenues from services, decreased by 16.2% to Ps. 264.0 billion (US$19.5 billion), as compared to the same quarter of the previous year, primarily due to a decrease in the weighted average crude oil export price.

In 2008, total sales, including revenues from services, increased by 16.7% to Ps. 1,329.0 billion (US$98.2 billion) as compared to the same period of the previous year, primarily due to an increase in the weighted average crude oil export price.

During the fourth quarter of 2008, total sales, domestic sales increased by 2.4% to Ps. 160.4 billion (US$11.8 billion), as compared to the same quarter of 2007.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During the fourth quarter of 2008, export sales decreased by 35.0%, to Ps. 102.5 billion (US$7.6 billion), as compared to the same quarter of the previous year.

Cost of Sales

During the fourth quarter of 2008, cost of sales increased by 52.5%, to Ps. 213.1 billion (US$15.7 billion), as compared to the same quarter of 2007.

During the quarter, cost of sales as a percentage of total sales amounted to 80.7%, representing an increase of 36.4 percentage points as compared to the same quarter of the previous year, primarily as a result of greater variation of inventories.

In 2008, our cost of sales increased by 42.0%, Ps. 654.1 billion (US$48.3 billion) as compared to the same period of the previous year.

General Expenses

During the fourth quarter of 2008, general expenses increased by 30.9%, to Ps. 32.2 billion (US$2.4 billion) as compared to the same quarter of 2007, primarily due to a decrease in cost of the reserve for labor obligations reflected in administrative expenses.

During the quarter, distribution expenses increased by 93.1% to Ps. 11.7 billion (US$0.9 billion).

Administrative expenses increased by 10.7% to Ps. 20.6 billion (US$1.5 billion).

Other Revenues (Expenses) –Net-

During the fourth quarter of 2008, other net revenues increased by 21.4% to Ps. 36.3 billion (US$2.7 billion) with respect to the same quarter of 2007, primarily due to a greater tax credit attributable to the negative rate of the Special Tax on Production and Services (IEPS) which amounted to Ps. 6.2 billion.[i]

In 2008, other net revenues increased by 148.1% to Ps. 198.0 (US$14.6 billion), as compared to the 2007, primarily due to a greater IEPS credit of Ps. 122.6 billion.

Comprehensive Financing Result

During the fourth quarter of 2008, comprehensive financing result decreased from an expense of Ps. 1.4 billion to an expense of Ps. 82.6 billion (US$6.1 billion). This decrease resulted from an increase of Ps. 66.4 billion in foreign exchange loss originated by the depreciation of the Mexican peso against the U.S. dollar[ii];a decrease of Ps. 5.2 billion due to the cancelation of monetary position gain/losses in accordance with the adoption of Mexican FRS B-10 "Effects of inflation",[iii]; and an increase of Ps. 9.5 billion in financial income and net financial products.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The depreciation of the peso against the U.S. dollar resulted in unrealized foreign exchange losses arising from the recognition in Mexican pesos of the outstanding debt stated in foreign currencies.

As part of the regular conduct of its operations, PEMEX enters into contracts for acquisition and disposition of goods and services in foreign currencies. The currency effect generated during the period between the date when the goods and services are received, or delivered, and the time when they are paid for, is registered as a foreign exchange gain or loss.

Likewise, PEMEX revenues are obtained in U.S. dollars, or are indexed to this currency; and its expenses are partially indexed to the U.S. dollar. PEMEX has not entered into financial derivatives linked to the Exchange rate between the Mexican peso and the U.S. dollar.

Participation in results of subsidiary entities

During the fourth quarter of 2008, participation in results of subsidiary entities decreased from Ps. 0.9 to a negative result of Ps. 0.7 billion (US$0.1 billion), as compared to the same quarter of 2007.

Income before Taxes and Duties

During the fourth quarter of 2008, loss before taxes and duties decreased by 115.7% to Ps. 28.3 billion (US$2.1 billion), primarily as a result of a decrease of Ps. 51.1 billion in sales, an increase of Ps. 5.6 billion in distribution expenses, and an increase of Ps. 84.0 in the loss of the comprehensive financing result.

In 2008, income before taxes and duties increased by 0.5% to Ps. 662.3 billion (US$48.9 billion). This increase was the result of an increase of Ps. 111.8 billion in other net revenues,

Taxes and Duties[iv]

During the fourth quarter of 2008, taxes and duties decreased by 59.3% to Ps. 86.6 billion (US$6.4 billion) as compared to the same quarter of 2007, primarily due to lower sales. Taxes and duties paid as a percentage of total sales amounted to 32.8% as compared to 67.5% during the same quarter of 2007.

In 2008, taxes and duties paid increased by 13.9%, to Ps. 771.7 billion, as compared to the same period of 2007, primarily due to the increase in the Ordinary Hydrocarbon Duty, from Ps.559.4 billion pesos in 2007 to Ps.667.0 billion in 2008, the increase in the Hydrocarbon Duty for the Oil Revenues Stabilization Fund of Ps.5.7 billion, and the increase in the Extraordinary Duty on Crude Oil Export of Ps.9.1 billion. The taxes and duties to total sales ratio decreased from 59.4% in 2007 to 58.1% in 2008.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net income

During the fourth quarter of 2008, PEMEX recorded a net loss of Ps. 114.9 billion (US$8.5 billion), as compared to a net loss of Ps. 32.4 billion in the same quarter of 2007. This variation is primarily a result of the foreign exchange loss during the quarter.

In 2008, PEMEX recorded net loss of Ps. 109.4 billion (US$8.1 billion), as compared to net loss of Ps. 18.3 billion in the 2007. This decrease is primarily the result of an increase of other revenues (expenses) -net- of Ps. 118.2 billion offset by an increase in the loss of the comprehensive financial result of Ps.104.7 billion and the increase of Ps.94.4 billion in taxes and duties.

Assets

As of December 31, 2008, current assets decreased by 17.3% to Ps. 354.4 billion, as compared to the previous year.

The value of inventories decreased from Ps. 93.1 to Ps. 65.5 billion; cash and cash equivalents decreased from Ps. 171.0 to Ps. 114.2 billion; and accounts receivable increased from Ps. 164.4 to Ps. 174.7 billion.

Investments in shares decreased by 66.4% to Ps. 11.1 billion.

Property and equipment increased by 6.5% to Ps. 845.1 billion, and represented 68.9% of total assets. This ratio increased by 9.2 percentage points as compared to 2007.

Other assets increased by 481.9%, to Ps. 16.3 billion, primarily due to the reclassification of the nitrogen supply contract as financial lease; consequently, including it in other assets instead of interest payable.

As of December 31, 2008, total assets decreased by 7.8%, to Ps. 1,226.9 billion (US$90.6 billion), as compared to 2007. This result is primary explained by the elimination of the intangible asset derived from the actuarial valuation of the reserve for labor obligations of Ps. 72.0 billion, as a result of changes to Mexican FRS Bulletin D-3 "Employee Benefits."

Liabilities

Short-term liabilities decreased by 42.4%, to Ps. 166.8 billion (US$12.3 billion), primarily as a result of a Ps. 129.9 billion decrease.

Long-term liabilities increased by 4.3%, to Ps. 1,033.3 billion (US$76.3 billion), primarily due to an increase of Ps. 70.7 billion in long-term debt .

The 6.3% decrease in reserve for labor obligations, from Ps. 528.2 to Ps. 495.1 billion is mainly explained by the decrease of Ps. 123.4 billion by the elimination of the additional liabilities due to changes to Mexican FRS Bulletin D-3 "Employee Benefits".

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

However, the initial benefit resulting from the reduction of the reserve for labor obligations due to changes to Mexican FRS Bulletin D-3 "Employee Benefits" is offset by an increase in the cost of the reserve for labor obligations.

Total liabilities decreased by 6.3% to Ps. 1,200.1 billion (US$88.6 billion), primarily due to the decrease of the reserve for labor obligations, as a result of changes to the Mexican FRS Bulletin D-3 "Employee Benefits".

Equity

Total equity decreased by 46.3%, to Ps. 26.8 billion (US$2.0 billion), as compared to 2007. The decrease was primarily due to the net loss recorded in 2008 by Ps. 109.4 billion (US$8.1 billion.

Financing Activities

As a result of the elimination of PIDIREGAS financing (see "Program to Promote Growth and Employment" below), Petróleos Mexicanos will assume all payment obligations of the Pemex Project Funding Master Trust (Master Trust) and Fideicomiso Irrevocable de Administración F/163. These entities were PEMEX's principal PIDIREGAS financing vehicles and all debt obligations of these entities were guaranteed by Petróleos Mexicanos.

Prior to December 31, 2009, Petróleos Mexicanos will assume, as primary obligor, all payment obligations entered into by these financing vehicles.

From October 1, 2008 through December 31, 2008, the Master Trust obtained US$0.2 billion in nominal terms in loans from Export Credit Agencies (ECA's).

On October 24, 2008, RepCon Lux S.A. redeemed in full its U.S.$1,307,100,000 principal amount of 4.5%. Guaranteed Exchangeable Bonds due 2011, exchangeable into shares of Repsol YPF, S.A. (Repsol). Most holders elected to exchange their bonds into Repsol shares prior to the redemption date. Petróleos Mexicanos intends to retain beneficial ownership of approximately 4.9% of the shares of Repsol, and is financing its investment in Repsol through a series of equity swaps. PEMEX will continue to act as a member of the Repsol Board of Directors.

As of December 31, 2008, US$1.5 billion of the syndicated revolving credit facility entered into on September 17, 2007 had been disbursed. Additionally, on January 21, 2009, US$0.984 billion were disbursed.

On January 27, 2009, Petróleos Mexicanos established a Medium-Term Notes program, which will allow it to issue debt securities directly, rather than through one of its financing vehicles. The amount of the program is US$7.0 billion.

On February 3, 2009, Petróleos Mexicanos issued US$2.0 billion of 10-year notes with an 8.0% coupon, payable semi-annually due on May 3, 2019.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Debt

As of December 31, 2008, total consolidated debt in U.S. dollars,[v] including accrued interest, decreased 6.1%, from US$46.1 to US$43.3 billion, as compared to 2007. However, total consolidated debt in pesos increased by 17.1%, to Ps. 586.7 billion (US$43.3 billion).

Derivatives Financial Instruments Policy

PEMEX uses derivative financial instruments to hedge market risks associated with [vi] debt positions, natural gas price hedges provided by PEMEX to domestic clients, and fluctuations in the prices of petroleum products bought and sold in foreign trade operations.

In general, PEMEX's revenues are either denominated in U.S. dollars or indexed to the U.S. dollar; and its expenditures are partially indexed to the U.S. dollar. PEMEX does not enter into derivative financial instruments that are linked to the Mexican peso / U.S. dollar exchange rate.

Debt
The portfolio of derivative financial instruments associated with debt positions includes interest rate swaps and cross currency swaps. Interest rate swaps are used to mitigate volatility in interest payments linked to floating rates. Cross currency swaps reduce foreign exchange risk other than the Mexican peso against the U.S. dollar. Hedged currencies include the Euro, British Pound, and Japanese Yen. Additionally, PEMEX uses hedges to mitigate risk between Mexican investment units (UDI) and the Mexican peso.

Natural gas
PEMEX offers derivative financial instruments linked to natural gas prices to its clients in order to give them the option of protecting themselves against fluctuations in the price of PEMEX's sales. PEMEX offsets market risk through similar hedging contracts in the international markets, reestablishing its natural market risk profile.

Petroleum products
PEMEX uses hedging instruments related to petroleum products to mitigate the market risk of foreign trade operations.

Mark-to-market value
As of December 31, 2008, the mark to market value of PEMEX's derivative financial instruments was negative US$161.8 million.

PEMEX's policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of December 31, 2008, approximately 51.1% of PEMEX's debt exposure was to fixed interest rates, and the remaining 48.9% was to floating rates.

Other Relevant Topics

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reforma energética

On October 28, 2008, the Mexican Congress approved reforms to the following laws:

Regulatory Law of Constitutional Article 27, on Crude Oil (*Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo*)
Federal Public Administration Law (*Ley Orgánica de la Administración Pública Federal*)
Energy Regulatory Commission Law (*Ley de la Comisión Reguladora de Energía*)

On the same date, Congress approved the creation of the following laws:

Petróleos Mexicanos Law (*Ley de Petróleos Mexicanos*)
National Hydrocarbons Commission Law (*Ley de la Comisión Nacional de Hidrocarburos*)
Sustainable Energy Usage Law (*Ley para el Aprovechamiento Sustentable de la Energía*)
Renewable Energy Usage and Financing Energy Transition Law (*Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética*)

On October 21, 2008, the Mexican Congress approved changes to the Federal Duties Law, modifying the fiscal regime applicable to PEP; the following are the main changes related to the limit on deductible expenses assigned to various projects (cost cap). For projects located in Paleocanal de Chicontepec, the cost cap increased to US$11.0 per barrel for crude oil and US$2.7 per thousand cubic feet for non-associated natural gas; for projects located in deep waters, the cost cap increased to US$16.5 per barrel for crude and US$4.0 per thousand cubic feet for non-associated natural gas; and for other fields, the cost cap remains constant at US$6.5 per barrel for crude oil and US$2.7 per thousand cubic feet for non-associated natural gas.

The Petróleos Mexicanos (PEMEX) Law (*Ley de Petróleos Mexicanos),* which replaces the Petróleos Mexicanos and Subsidiary Entities Organic Law, includes modifications to the following areas:

Corporate Governance
PEMEX's Board of Directors will include six State representatives appointed by the President of Mexico, five representatives of the Petroleum Workers Union (*Sindicato de Trabajadores Petroleros de la República Mexicana*) and four independent professionals appointed by the President of Mexico and ratified by the Senate.
Independent members are public servants and will be subject to public service regulations.
Board resolutions will require a favorable vote of at least two independent members; if such vote is not received, the vote on the resolution will be postponed until the next meeting.

Committees
The following committees will be created to give support to the Board of Directors: Audit and Performance Evaluation; Strategy and Investment; Compensation; Acquisition, Lease, Works and Services; Environment and Sustainable Development; Transparency and Accountability; and Development and Technological Research.

Subsidiary Entities

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PEMEX has the option to operate as one consolidated company or through subsidiary entities. The Boards of Directors of the subsidiary entities will include, at least, two independent members as well as committees, including (i) strategy and investment and (ii) acquisition, lease, works and services.

Public works and services contracts

The new law includes a more flexible contracting structure for PEMEX's core production activities (well drilling, platform maintenance, etc.), subject to certain limitations. Remuneration to suppliers or contractors will always be in cash; may not be based on a percentage of production, value of hydrocarbon sales or profit percentages; should be established when the contract is signed; may be established through fixed mechanisms or formulas that provide for a subsequent calculation, as required by the project; may be modified throughout the project in accordance with technological advances, input prices variations and other factors that contribute to improving the efficiency of the project or service; may include penalty to suppliers or contractors if they fail to meet timing and quality parameters; may include additional compensation when PEMEX (i) obtains savings due to a shorter execution time of the project; (ii) benefits from new technologies; or (iii) agrees that other circumstances have produced better results or greater profits for PEMEX.

Citizen Bonds

PEMEX may issue debt securities that grant holders a return linked to its performance.
Bonds may only be acquired by Mexicans (individuals, pension funds, mutual funds and market makers).
The Ministry of Finance and Public Credit will establish the securities' terms and conditions and will establish measures through which they will be available to greater number of individuals.
Thresholds for the amount of these bonds acquired will be established.
Financial institutions will be responsible for applying measures to avoid "hoarding".

Debt

PEMEX will be subject to general debt guidelines and authorization from the Ministry of Finance and Public Credit for specific transactions will not be required. However, the Secretary of Finance and Public Credit may object to specific debt transactions, as justified exceptions.

Budget

PEMEX may, without the authorization of the Ministry of Finance and Public Credit, (i) make budgetary adjustments (as long as it oversees PEMEX's financial balance annual goal and the regular budget for personnel services is not increased) and (ii) increase its expenses as its income increases. In addition, PEMEX investment projects will be subject to a less complicated registration in the Secretary of Finance and Public Credit.

National Suppliers

PEMEX must:
Require minimum percentages of national content in its procurement of certain goods and services.
Establish preference in favor of proposals that employ Mexican human resources, goods or services.
Grant preferences to small-and medium-sized companies during national bidding processes.

Have a specialized area that identifies opportunities for the development of Mexican suppliers and contractors.

Fertilizers

With the objective of offering farmers fertilizer at accessible prices, PEMEX must offer to the national fertilizing industry stable supplies and long-term contracts that contemplate fixed prices of ammonia and anhydrous ammonia; enter into natural gas -which is used as an input for fertilizers- prices hedge, to enable PEMEX to offer fixed prices; and give priority to national demand for fertilizing producers in its sulfur sales.

Program for Growth and Employment

On October 8, 2008, President Felipe Calderón announced the Program for Growth and Employment. The main features of the program that relate to PEMEX include the use of accumulated resources of the Stabilization Fund for Oil Income Investment (FEIIP by its Spanish abbreviation) to start the construction of a refinery and carry out other infrastructure works; and the modification of PEMEX's investment program by eliminating the PIDIREGAS budget and accounting treatment, recognition of PEMEX's PIDIREGAS liabilities as public debt, and excluding PEMEX's capital expenditures from the expenditures included in the Mexican Government's budget by modifying the Federal Law of Budget and Fiscal Accountability (LFPRH).

Program in Favor of Family, Economy and Employment

On January 7, 2009, President Felipe Calderón announced the Program in Favor of Family Economy and Employment. The main features of the agreement that relate to PEMEX include the suspension of periodic increases in the retail price of gasoline during 2009; the reduction by 10% of end-user sales of LPG; the announcement that the Mexican Federal Government will purchase, at least 20% out of its total purchases, from small-and medium-sized companies (PyMes by its Spanish abbreviation); the announcement that the Mexican Federal Government will grant technical advisory to small-and medium-sized companies in order for them to become petroleum industry suppliers; and the authorization to governmental companies to execute public tenders since January 1, 2009 to promote timely public expenditure.

Anticorruption measures

On December 12, 2008, the U.S. Securities and Exchange Commission ("SEC") filed a settled enforcement action charging Siemens AG with violations of the U.S. Foreign Corrupt Practices Act ("FCPA"). Among other matters, the SEC alleged that two Siemens subsidiaries made three illicit payments totaling approximately U.S. $2.6 million to a consultant to assist in settling cost overrun claims in connection with three refinery upgrade projects, and that some portion of those payments was passed on to a senior PEMEX official.

On December 22, 2008, PEMEX requested its internal control body (*Órgano Interno de Control)* which is independent of PEMEX's management and under the supervision of the *Secretaría de la Función Pública* (Ministry of Public Administration), an investigation concerning these alleged events. The investigation will attempt to determine whether any person acted improperly in the matters related to the SEC allegations.

A Mexican public official who in the course of his or her official duties acts or fails to act in accordance with applicable law and regulations is subject to administrative penalties and criminal prosecution and punishment, under the Mexican law and the *Código de Ética de los Servidores Públicos de la Administración Pública Federal* (Code of Ethics for Public Servants of the Federal Public Administration).

During 2008, PEMEX increased surveillance over rights of way and other facilities to combat fuels theft, as a result, 4.1 million liters were recovered.[vii]

Appointments

On March 18, 2008, the following appointments to PEMEX's Independent Audit Committee were announced: Felipe Mellado Flores, President, Ricardo Samaniego Breach, Member, and Fernando Vilchis Platas, Member.

On August 22, 2008, Arturo Arregui García was appointed as Deputy Director of Planning of Pemex-Gas and Basic Petrochemicals.

On October 16, 2008, Gustavo Ernesto Ramírez Rodríguez was appointed as Internal Controller for PEMEX.

On December 2, 2008, Guadalupe Merino Bañuelos was appointed as Deputy Director of Economic Planning of the Corporate Finance Office.

On January 5, 2009, Manuel Sánchez Guzman was appointed Head of the Deputy Direction of Planning of Pemex- Petroquímica.

On January 26, 2009, Maria del Rocío Cárdenas Zubieta, was appointed Director General of PMI Comercio Internacional.

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex- Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., its international trading arm.

Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate, as of December 31, 2008, of Ps. 13.5383 = US$1.00. Such translation should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our:

- *drilling and other exploration activities;*
- *import and export activities;*
- *projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity, etc..*

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- *changes in international crude oil and natural gas prices;*
- *effects on us from competition;*
- *limitations on our access to sources of financing on competitive terms;*
- *significant economic or political developments in Mexico;*
- *developments affecting the energy sector; and*
- *changes in our regulatory environment.*

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, "File No. 0-99", available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC 's website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.

EBITDA is a non-US GAAP measure.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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[i] Under the current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the IEPS and transfers it to the Federal Government. The difference between the retail price, or final price, and the producer price is the IEPS rate. The final price of gasoline and diesel is established by SHCP. The producer price of PEMEX is referenced to that of an efficient refinery in the Gulf of Mexico.

[ii] In the notes to the financial statements sent to the Mexican Banking and Securities Commission, the breakdown of foreign exchange monetary position is included.

[iii] Mexican FRS B-10 "Effects of Inflation" establishes that, in a non-inflationary environment, financial statements will not update for inflation; therefore the monetary loss (gain) is eliminated.

[iv] Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production's (PEP) tax regime is governed by the Federal Duties Law, while the other Subsidiary Entities continue to be governed by Mexico's Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a *quasi* operating profit. In addition to the payment of the OHD, PEP pays other duties.

[v] Total consolidated debt consists of documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Fideicomiso F/163, RepCon Lux, S.A. and PEMEX Finance, Ltd.

[vi] PEMEX implements several practices to mitigate counterparty risk.

[vii] The volume of these products has been recovered in warehouses, clandestine storages facilities, illegal car tanks and land plots where illegal tapping pipelines ended.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007

(Figures stated in thousands of nominal Mexican pesos and in thousands of U.S. dollars)

1. Approval

On February 27, 2009, the attached consolidated financial statements and the notes thereto were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Financial Systems and Enrique Díaz Escalante, Associate Managing Director of Accounting.

2. Basis of presentation

The consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies ("PEMEX") as of December 31, 2008 are unaudited and those corresponding to 2007 are audited. In the opinion of PEMEX's Management, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included.

For the purposes of these unaudited condensed consolidated financial statements, certain information and disclosure that are usually included in the financial statements prepared under Mexican Financial Reporting Standard (FRS), have been condensed or omitted. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2007.

3. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with FRS as issued by the *Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera* ("CINIF"). The recognition of inflation followed the Governmental Financial Reporting Standard ("NIF") 06-BIS "A" Section C, as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"), which required PEMEX to adopt Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10"), which was superseded in January 1, 2008 by the new FRS B-10 "Effects of inflation". FRS B-10 superseded Bulletin B-10 and its five amendments, as well as the related circulars and INIF (Interpretation of Financial Reporting Standards). In accordance with FRS B-10, the audited consolidated financial statements as of December, 2007 are stated in nominal pesos.

4. Structure and Business Operations of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938. A decree of the Mexican Congress stated the foreign-owned oil companies in operation at that time in the United States of Mexico (Mexico) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican state oil and gas company.

The operations of Petróleos Mexicanos and the Subsidiary Entities are regulated by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum affairs, or the "Regulatory Law"), effective on November 30, 1958, as amended effective on May 12, 1995, November 14, 1996 and January 13, 2006, and the *Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios* (the Organic Law of Petróleos Mexicanos and Subsidiary Entities, or the "Organic Law"), effective on July 17, 1992, as amended effective on January 1, 1994, January 16, 2002 and January 13, 2006. Under the Organic Law and related regulations, Petróleos Mexicanos is entrusted with the central planning activities and the strategic management of Mexico's petroleum industry. For purposes of these financial statements, capitalized words carry the meanings attributed to them herein or the meanings as defined in the Mexican Constitution or the Organic Law.

The Organic Law establishes a structure that consists of decentralized legal entities of a technical, industrial and commercial nature, with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

Pemex-Exploración y Producción ("Pemex-Exploration and Production");
Pemex-Refinación ("Pemex-Refining");
Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and
Pemex-Petroquímica ("Pemex-Petrochemicals").

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities by the Organic Law, other than those entrusted to Pemex-Petrochemicals, can be performed only by Petróleos Mexicanos and the Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain activities.

The principal objectives of the Subsidiary Entities are as follows:

I. Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II. Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III. Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets Basic Petrochemicals; and

IV. Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets Secondary Petrochemicals.

At its formation, Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities' initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by Article 3 of the Organic Law, whereas the Subsidiary Companies are companies that have been formed in accordance with the general corporations law of each of the respective jurisdictions in which they are incorporated, and are managed as any other private corporations subject to the general corporations law in their respective jurisdictions.

As used herein, "Subsidiary Companies" are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has more than 50% ownership investment and effective control, (b) the Pemex Project Funding Master Trust (the "Master Trust"), a Delaware statutory trust, (c) Fideicomiso Irrevocable de Administración No. F/163 ("Fideicomiso F/163"), a Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos) (d) RepCon Lux, S.A., a Luxembourg finance vehicle whose debt is guaranteed by Petróleos Mexicanos ("RepCon Lux") and (e) Pemex Finance, Ltd.

"Non-consolidated subsidiary companies," as used herein, means (a) those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX has 50% or less ownership investment and does not have effective control.

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as "PEMEX."

On September 14, 2004, the authorities authorized the procedures to merge Pemex-Petrochemicals and its subsidiaries. At the extraordinary Board of Directors' meeting held on February 9, 2006, the merger was formalized with Pemex-Petrochemicals as the surviving company, which acquired the rights and obligations of its merged subsidiaries on April 30, 2006, while the subsidiary companies became petrochemical complexes operating as part of the surviving entity. The foregoing had no effect on the preparation of these consolidated financial statements.

5. Summary of significant accounting policies

The preparation of the financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the book value of properties, plant and equipment; the valuation of the allowance for doubtful accounts, inventories and work in progress and the valuation of financial instruments and of the assets and liabilities related to labor obligations. Actual results could differ from those estimates.

References in these financial statements and related notes to "pesos" or "$" refers to Mexican pesos and "dollars" or "US$" refers to dollars of the United States of America.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements, including the concepts, methods and criteria pertaining to the effects of inflation on the financial information, which are summarized below:

a. *Effects of inflation on the financial information*

PEMEX recognizes the effects of inflation in accordance with Bulletin B-10 of *Normas de Información Financiera* (Mexican Financial Reporting Standards or "Mexican FRS" or "NIF's"), "Effects of Inflation" ("Bulletin B-10"). All periods presented herein are presented in accordance with Bulletin B-10.

The audited consolidated financial statements as of December 31, 2007, include the effects of inflation in the financial information and are expressed in thousands of constant Mexican pesos as of December 31, 2007, based on the Mexican National Consumer Price Index ("NCPI").

The unaudited consolidated financial statements as of December, 31, 2008, are stated at nominal value.

b. *Consolidation*

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM"); P.M.I. Trading Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc. ("PMI HNA"); P.M.I. Holdings Petróleos España ("HPE"); P.M.I. Holdings B.V. ("PMI HBV"); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Company AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine Ltd ("PMI Mar"); P.M.I. Services, B.V. ("PMI-SHO"); Pemex Internacional España, S.A. ("PMI-SES"); Pemex Services Europe Ltd. ("PMI-SUK"); P.M.I. Services North America, Inc. ("PMI-SUS"); Mex Gas International, Ltd. ("MGAS"); Pemex Project Funding Master Trust Master Trust (Master Trust); Fideicomiso F/163; RepCon Lux and Pemex Finance, Ltd.

The financial statements of foreign Subsidiary Companies classified as integrated foreign operations, as defined by Mexican FRS, are translated into Mexican pesos on the following basis: a) monetary items, at the rate of exchange in effect at the end of the period; b) non-monetary items, at the historical exchange rate; c) income and expense items, at the average exchange rate for each month in the year; and d) the effect of changes in exchange rates is recorded in equity.

The financial statements of other foreign Subsidiary Companies are translated using the exchange rate effective at the end of the period of December 31, 2008 and 2007, in the case of the balance sheet and the average exchange rate for the statements of operations items. The effects of changes in the applicable exchange rates are included directly in stockholders' equity as "Surplus in restatement of equity."

Investment in non-consolidated subsidiary companies and affiliates are accounted for in accordance with paragraph (h) of this note. Other non-material subsidiary companies and affiliates are valued at cost and, based upon their relative importance to the total assets and income of PEMEX, were not consolidated and are accounted for under the equity method.

c. *Long-term productive infrastructure projects (PIDIREGAS)*

The investment in long-term productive infrastructure projects ("PIDIREGAS") and related liabilities are initially recorded in accordance with NG-09-B, applicable to *Entidades Paraestatales de la Administración Pública Federal* ("State-owned Entities of the Federal Public Administration"), which requires recording only those liabilities maturing in less than two years.

For the purposes of these consolidated financial statements and in accordance with Mexican FRS, all accounts related to PIDIREGAS were incorporated into the consolidated financial statements. All effects of NG-09-B are therefore eliminated.

The main objective of the Master Trust and Fideicomiso F/163 is to administer financial resources related to PIDIREGAS that have been designated by PEMEX for that purpose.

d. *Exploration and drilling costs and specific oil-field exploration and depletion reserve*

PEMEX uses the successful efforts method of accounting for oil and gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in fixed assets, pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. Expenses pertaining to the drilling of development wells are capitalized, whether or not successful.

PEMEX makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

e. *Cash and cash equivalents*

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

f. *Inventory and cost of sales*

Inventories are valued as follows:

I. Crude oil and its derivatives for export: at realizable value, determined on the basis of average export prices at year end.

II. Crude oil, natural gas and their derivatives for domestic sale: at realizable value, in accordance with international market prices at year end.

III. The refined products inventories: at their acquisition or production cost calculated in accordance with crude oil costs and auxiliary materials.

IV. Gas and petrochemicals: at direct standard cost of such products without exceeding their market value.

V. Materials spare parts fittings: at the last purchase price without exceeding their market value.

VI. Materials in transit: at acquisition cost.

PEMEX records the necessary allowances for inventory impairment arising from obsolescence, slow moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

g *Cost of sales*

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products), the purchase of the refined products and other products, and deducting the value of inventories at the end of the year. As of December 31, 2007 the resulting amount is adjusted for inflation based on factors derived from the NCPI. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for abandonment cost of wells.

h. *Investment in shares of non-consolidated subsidiary companies affiliates companies*

Certain non-consolidated subsidiary companies are accounted for under the equity method.

Investments in shares in which PEMEX holds 50% or less of the issuer's capital stock are recorded at cost and adjusted for inflation using factors derived from the NCPI.

i. *Properties, plant and equipment*

Properties, plant and equipment are initially recorded at acquisition cost and adjusted using factors derived from the NCPI. The restated amounts must not exceed the asset market value or replacement cost.

Beginning January 1, 2007, assets acquired during the construction or installation phase of a project include the comprehensive financing result associated with assets as part of the value of assets. Until 2006, interest and foreign exchange losses or gains associated with these assets were also included.

Depreciation is calculated using the straight-line method of accounting based on the expected useful lives of the assets, based on calculations from independent appraisals. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred. PEMEX amortizes its well assets using the units-of-production ("UOP") method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent barrels of crude oil extracted from each specific field as compared to the field's total proved developed reserves.

The *Reglamento de Trabajos Petroleros* ("Petroleum Works Law") provides that once a well turns out to be dry, is invaded with salt water, is abandoned due to mechanical failure or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The costs related to wells subject to abandonment and dismantlement are recorded at their present values as liabilities on a discounted basis when incurred, which is typically at the time the wells first start drilling. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time the liabilities will be accreted by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost is recognized at the end of each period.

The carrying value of these long-lived assets is subject to an annual impairment assessment (see Notes 3j. and 9).

j. *Impairment of the value of long-lived assets*

PEMEX evaluates periodically the values of long-lived assets to determine whether there is any indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

k. *Accruals*

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events, primarily the payment of salaries and other employee payments as well as environmental liabilities, in certain cases, such amounts are recorded at their present value.

l. *Labor obligations*

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits, and employment termination for causes other than restructuring, to which all employees are entitled are recorded in the income statement for the year in which employees rendered services in accordance with actuarial valuations, using the projected unit-credit method. The amortization of the prior service cost of such services, which has not been recognized, is based on the employees' remaining average years of services. As of December 31, 2008, the remaining average years of services of PEMEX's employees participating in the plan was approximately 10 years.

The plan for other post-retirement benefits includes cash to retired personnel and their dependents for gas, gasoline and necessities, as well as medical services that are provided using PEMEX's infrastructure.

Effective on January 1, 2005, PEMEX adopted the amendments of Bulletin D-3, which provide additional valuation and disclosure requirements for recognizing severance payments paid to employees upon dismissal.

m. *Derivative financial instruments and hedging operations*

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Operations" ("Bulletin C-10") issued by the Mexican Institute of Public Accountants, which provide expanded guidance for the recognition, valuation and disclosure applicable to derivative financial instruments designed as hedges and embedded derivatives.

As of December 31, 2008 and 2007, derivative financial instruments shown in the balance sheet are recorded at their fair value in accordance with the provisions of Bulletin C-10.

n. *Financial instruments with characteristics of liability, equity or both*

Financial instruments issued by PEMEX with characteristics of equity or liabilities, or both, are recorded at the time of issuance as a liability, equity or both, depending on the components involved. Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded as part of comprehensive financing result. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.

o. *Restatement of equity, other contributions and retained earnings*

As of December 31, 2007, the restatement of equity, other contributions and accumulated losses is determined by applying factors derived from the NCPI from the dates of contributions to the most recent year end.

p. *Cumulative effect of the Hydrocarbon tax*

The cumulative effect from the hydrocarbon reserve tax represents the effect from the initial recognition of cumulative deferred taxes.

q. *Surplus in the restatement of equity*

The surplus in the restatement of equity is related to the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date.

r. *Taxes and federal duties*

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* ("Income Tax Law"), the *Ley del Impuesto al Activo* ("Asset Tax Law") or the *Ley del Impuesto Empresarial a Tasa Única* ("Flat Rate Business Tax").

s. *Special Tax on Production and Services (IEPS Tax)*

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

t. *Revenue recognition*

For all export products, risk of loss and ownership title is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time delivery is taken. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

u. *Comprehensive result*

Comprehensive result represents the sum of net income (loss) for the period plus the effect of inflation restatement, the net effect of exchange rate fluctuations, the effect of valuation of financial instruments designated as cash flow hedges, the equity effect of labor reserve and items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions, and is restated on the basis of NCPI factors.

v. *Comprehensive financing result*

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, monetary position gains and losses and valuation effects of financial instruments, reduced by the amounts capitalized.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in operations for the year.

Until December 31, 2007, monetary position gains and losses were determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation rates through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

w. *Contingencies*

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

x. *Deferred taxes*

Deferred taxes are recorded based on the assets and liabilities comprehensive approach method, which consists of the recognition of deferred taxes by applying the tax rate to the temporary differences between accounting and the tax basis of assets and liabilities. Based on the new fiscal regime enacted in 2005 and applicable to Petróleos Mexicanos and the Subsidiary Entities effective January 1, 2006, Pemex-Gas and Basic Petrochemicals established a deferred tax liability primarily as the result of temporary differences related to advances from customers, accruals and fixed assets.

In addition, certain Subsidiary Companies have historically recorded deferred tax liabilities based on concepts similar to those discussed above.

y. *Accounting changes*

The CINIF has issued the following FRS, effective for years beginning from January 1, 2008, and which do not provide for earlier application:

FRS B-10 "Effects of inflation" – FRS B-10 supersedes Bulletin B-10 and its five amendments, as well as the related circulars and INIF 2. The principal guidelines established by this FRS are: (i) The use of *unidades de inversión* (UDIs) to determine the inflation for a given period, (ii) the elimination of inventory replacement costs as well as specific indexation in the fixed assets, (iii) the requirement to recognize effects of inflation only when operating in an inflationary economic environment (accumulated inflation equal to or higher than 26% in the most recent three-year period), and (iv) reclassification of the accounts of gain or loss from holding non-monetary assets (RETANM), monetary position gains or losses (REPOMO), and deficit/excess in equity restatement, to retained earnings, when the unrealized portion is not identified.

FRS D-3 "Employee Benefits" – FRS supersedes Bulletin D-3, the portion applicable to Employee Statutory Profit Sharing (ESPS) of Bulletin D-4 and INIF 4. The principal guidelines established by this FRS are: (i) a maximum of five years for amortizing unrecognized/unamortized items, with the option to recognize immediately actuarial gains or losses in results of operations, (ii) the elimination of the recognition of an additional liability and related intangible asset any related item as a separate element of equity, (iii) the inclusion of severance benefits in results of operations, and (iv) the presentation of ESPS, including deferred ESPS, in the statement of income as ordinary operations. Additionally, FRS D-3 establishes that the asset and liability method required by FRS D-4 should be used for determining deferred ESPS, and that any effects arising from the change are to be recognized in retained earnings, with no restatement of prior years' financial statements.

FRS D-4 "Tax on earnings" – FRS supersedes Bulletin D-4 and Circulars 53 and 54. The principal guidelines established by this FRS are: (i) reclassification of the cumulative income taxes effects resulting from the initial adoption of Bulletin C-4 in 2000 to retained earnings, (ii) recognition of the *Impuesto al Activo* (IMPAC) as a tax credit (benefit) rather than as a tax prepayment, and (iii) the transfer of accounting treatment of ESPS incurred and deferred to FRS D-3, as discussed in the above paragraph (b).

FRS B-2 "Statement of cash flows" – FRS supersedes Bulletin B-12 and paragraph 33 of Bulletin B-16. The principal guidelines established by this FRS are: (i) replacement of the statement of changes in financial position with the statement of cash flows, (ii) reporting of cash inflows and cash outflows in nominal currency units, so they do not include the effects of inflation, (iii) establishment of two alternative methods (direct and indirect), without stating preference for either method. In addition, cash flows from operating activities are to be reported first, followed by cash flows from investing activities and, finally, the cash flows from financing activities, (iv) reporting of captions of principal items as gross, and (v) requirement of disclosure of the computation of those items considered cash equivalents.

FRS B-15 "Translation of foreign currencies" – FRS supersedes Bulletin B-15. The principal guidelines established by this FRS are: (i) substitution of the integrated foreign operations and foreign entity concepts for determining recording currency, functional currency and reporting currency, requiring that transaction be made based on the economic environment in which the entity operates, regardless of its dependency on the holding company, and (ii) the inclusion of the translation procedures for those instances where the reporting currency is different from the functional currency.

6. Foreign currency position

As of December 31, 2008 and 2007, the consolidated financial statements of PEMEX include monetary assets and liabilities in foreign currency as follows:

	Assets	Liabilities	Short position	Exchange rate	Amounts in pesos
As of September 30, 2008:					
U.S. dollars	12,303,78	(32,368,723)	(20,065,015)	13.5383	(271,646,187)
	3,029,369	(246,581,546)	(243,552,177)	0.15010	(36,557,182)
Japanese Yen............			(246		
	528	(401,509)	(400,981)	(19.53040)	(7.831,326)
Pounds Sterling			(7		
	23,055	(3,244,916)	(3,221,862)	19.14320	(61,676,737)
Euros				(3	
Swedish Krona	-	(12,931)	(12,931)	1.9345	(25,015)
Canadian Dollar	79	-	79	11.0463	876
Net-short position before Foreign-currency hedging...					(Ps.377,735,571)
As of December 31, 2007:					
U.S. dollars	16,950,060	(30,083,877)	(13,133,817)	10.8662	(142,714,682)
Japanese Yen............	0	(142,217,370)	(142,217,370)	0.0973	(13,837,750)
Pounds Sterling	230	(402,411)	(402,181)	21.6074	(8,690,086)
Euros	9,371	(5,932,198)	(5,922,827)	15.8766	(94,034,355)
Swiss Francs	0	(260)	(260)	9.5957	(2,495)

Danish crowns	(250)	(250)	2.0075	(502)
Net-short position before Foreign-currency hedging.......				(Ps.259,279,870)

7. Cash and Cash Equivalents

As of December 31, 2008 and 2007 cash and cash equivalents are as follows:

	2008	2007
Cash in banks	Ps. 60,704,660	Ps. 64,578,352
Other highly liquid instruments	53,519,735	106,418,888
	Ps. 114,224,395	Ps. 170,997,240

8. Accounts receivable, net

As of December 31, 2008 and 2007 the accounts receivable are as follows:

	2008	2007
Trade-domestic	Ps. 37,036,622	Ps. 40,506,098
Trade-foreign	5,881,394	25,430,178
Advance payments to Federal Government of minimum guaranteed dividends	-	4,270,225
Employees and officers	4,067,658	3,648,372
Specific funds	44,656,862	11,858,575
Hydrocarbon excess extraction duties payment	5,877,296	4,035,632
Other accounts receivable	92,212,079	76,162,265
Less:		
Allowance for doubtful accounts	(1,738,099)	(1,490,933)
Total	Ps. 187,993,812	Ps.164,420,412

9. Inventories

As of December 31, 2008 and 2007 inventories are as follows:

	2008	2007
Crude oil, refined products, derivatives and petrochemical products	Ps. 60,366,216	Ps. 87,971,050
Materials and supplies in stock	6,765,361	6,370,017
Materials and products in transit	136,458	148,376
Less:		
Allowance for slow moving and obsolete inventory	(1,796,458)	(1,346,307)
Total	Ps. 65,471,577	Ps 93,143,136

10. Property, plant and equipment

As of December 31, 2008 and 2007 the balances of property, plant and equipment, net accumulated depreciation and amortization, are as follows:

	2008	2007
Buildings	Ps. 51,611,161	Ps. 47,681,968
Wells	568,274,197	466,157,259
Plants	399,769,820	379,268,733
Drilling equipment	23,370,046	22,226,019
Furniture and equipment	37,380,185	36,440,293
Transportation equipment	14,696,109	14,146,502
Offshore platforms	169,308,888	160,543,843
Pipelines	296,436,602	296,304,941
Financial Leasing	3,075,245	-
	1,563,922,252	1,422,769,558
Accumulated depreciation	(843,858,575)	(760,177,707)
	720,063,677	662,591,851
Land	39,144,853	39,842,669
Fixed assets to be disposed of	697,640	690,452
Construction in progress	85,147,871	90,720,481
Total	Ps. 845,054,041	Ps. 793,845,453

The depreciation of fixed assets and amortization of wells at December 31, 2008 and 2007, recognized in cost and operating expenses, was Ps. 89,840,495 and Ps. 72,591,718, respectively.

11. Long-term debt

The General Law of Public Debt allows the Ministry of Finance to authorize the state run entities , Pemex in this case, to seek and contract external financing, establishing the provisions that should be observed in each case.

Likewise, it is empowered to contract and manage public debt from the Federal Government and grant the guarantee thereof for the attainment of credit transactions entered into by international financial entities, from which México is a member or with public or private entities, either national or international.

During 2008, the main financing activities were the following:

(a) On February 29, 2008, Petróleos Mexicanos borrowed U.S.$.1,000,000 of the syndicated revolving facility contracted on September 14, 2007. Under this facility, borrowings may be made by either the Master Trust or Petróleos Mexicanos. This credit is guaranteed by Petróleos Mexicanos, PEP, PR and PGPB.

(b) On March 28, 2008, Petróleos Mexicanos contracted a Ps. 10,000,000 credit line with a banking institution in the domestic market, at the 28 days TIIE rate, plus 12 basis points, with due date on December 31, 2008. and it is guaranteed by PEP, PR and PGPB.

(c) On March 28, 2008, Petróleos Mexicanos, contracted a Ps. 4,000,000 credit line with a banking institution in the domestic market, at the 28 days TIIE rate, plus zero basis points, with due date on June 20, 2008. This credit is guaranteed by PEP, PR and PGPB. This credit was renewed on June 20, 2008 for the same amount and under the same conditions, with a new due date on September 12, 2008. On this date Ps. 2,000,000 were paid and the remaining Ps. 2,000,000 were extended to be due on December 5, 2008.

(d) On March 28, 2008, Petróleos Mexicanos, contracted a Ps. 3,500,000 credit line with a banking institution in the domestic market, at the 28 days TIIE rate, plus 0.075%, with due date on December 31, 2008. This credit is guaranteed by PEP, PR and PGPB.

(e) In the period from January 1 to December 31, 2008, the Master Trust obtained US$ 1,471,126 nominal millions from credit lines guaranteed by export credit agencies for PIDIREGAS financial projects.

(f) On June 2, 2008 the MaterTrust entered into a Term Loan Agreement with a commercial bank in the amount of ¥ 41,900 million (equivalent to U.S.$ 400 million) in two tranches of ¥ 20,950 million each, maturing in 2011 and 2014 respectively. This contract is guaranteed by Petróleos Mexicanos, PEP, PR and PGPB.

(g) On June 4, 2008, the Master Trust issued U.S.$ 1,000,000 of 5.75% Notes due 2018 and U.S.$ 500,000 of 6.625% Bonds due 2038, under its Medium-Term Note Program, Series A; the notes and bonds are guaranteed by Petróleos Mexicanos, PEP, PR and PGPB.

(h) On September 29, 2008, the Master Trust entered into a private bond in the Japanese market (Samurai Bond), in the amount of ¥ 64,000 million, guaranteed by the export credit agency Nippon Export and Investment Insurance Nexi from Japan, at a floating libor rate in yens at six months, with a margin of 0.75% and at a term of 12 years, due 2020.

12. Comprehensive result

The comprehensive result as of and for periods ended December 31, 2008 and 2007 is set forth below:

	2008	2007

Net income for the period	Ps.	(109,361,834)	Ps.	(18,307,569)
Effect of restatement in the equity		-		18,638,402
Derivative financial instruments		(1,270,072)		656,699
Labor reserve effect		-		(3,432,792)
Others		4,515,278-		
Comprehensive loss as of the end of the period and year	Ps.	(106,116,628)	Ps.	(2,455,260)

13. Commitments:

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field, during 2007; PEMEX entered an additional contract to supply nitrogen to the Ku-Maloob-Zaap field, and the commitment to this provider expires in the year 2027. At December 31, 2008 and 2007, the value of the nitrogen to be supplied during the term of the contract is approximately Ps.19,972,377 and Ps. 18,314,382, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.

The estimated future payments are as follows:

	As of December 31, 2008
2009	2,027,351
2010	2,081,131
2011	2,096,865
2012	2,130,883
2013 3Q	1,443,781
Over 5 years	10,192,366
Total	Ps. 19,972,377

During 2008, a contract for the supply of nitrogen to maintain pressure in the field Jujo Tecominoacán in the South Region was entered into; the term of such contract is due in 2017.

At December 31, 2008, the estimated value of the nitrogen supply during the term of the contract amounts to Ps. 2,661,263.

In the event of early termination of the contract, PEMEX will be bound only to pay for services received and expenditures not recoverable in accordance to the terms specified in the contract.

The estimated future payments are as follows:

	As of September 30, 2008
2009	529,961
2010	530,099
2011	530,099
2012	496,391
2012 to 2017	574,713
Total	Ps. 2,661,263

As of December 31, 2008, PEMEX entered into Financed Public Work Contracts (FPWCs) at different dates until the end of the year 2024, with a total contracted value of $ 8,385,648, of which the total remaining amount is $ 7,062,593.

PEMEX, through PMI, enters into crude oil sales contracts with foreign companies in the international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long-term contracts.

14. Contingencies

(a) In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. This accrual is disclosed below.

PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection"). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of December 31, 2008 and 2007, the reserve for environmental remediation expenses totaled Ps. 1,751,453 and Ps. 2,093,440, respectively. This reserve is included in long-term liabilities in the balance sheet.

(b) PEMEX is involved in various civil, tax, criminal, labor, commercial, arbitration and administrative lawsuits, the final resolution of which is pending as of the date of this report. At December 31, 2008, PEMEX had accrued Ps. 11,033,033 related to these contingent liabilities.

Based on the information available, the total claim amount for these lawsuits totals approximately Ps. 41,321,410 at December 31, 2008. The following information about our main lawsuits is presented updated as of February 11, 2009:

I. In September 2001, Conproca, S.A. de C.V. (CONPROCA), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (ICA) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among others, additional work performed and value added. The claim filed by CONPROCA was for U.S. $633,142, and Pemex-Refining and Petróleos Mexicanos filed a counterclaim in the amount of U.S. $907,659 (including value added tax). On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. A hearing to determine the amount of liability is still pending.

II. In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the *Juzgado Tercero de Distrito en Materia Civil* (Third District Civil Court) in the Federal District against Pemex-Refining seeking approximately Ps. 393,095 (No. 202/2003) for, among other things, work performed and not paid under a construction agreement. In October 2004, Pemex-Refining responded to this claim. The evidentiary stages concluded. A final hearing for pleadings is still pending. A final hearing was held on November 18, 2008. A final judgment is still pending.

III. In December 2004, Corporación Mexicana de Mantenimiento Integral S. de R.L. de C.V. ("COMMISA") filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to the project IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA on January 26, 2007 seeks damages of U.S. $292,043 and Ps. 37,537. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897 and Ps. 41,513. On February 13, 2009, the ICA notified the parties that it would not issue a final award until May 31, 2009.

IV. In February 2005, COMMISA filed a claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-28) seeking approximately U.S. $142,400 and Ps. 40,199 for, among other things, the breach of an agreement in connection with two vessels named Bar Protector and Castoro 10 in the Cantarell complex and additional work performed. On December 3, 2008, Pemex-

Exploration and Production and COMMISA executed a settlement agreement to settle any claim related to project No. IPC-28. In connection with the settlement, Pemex-Exploration and Production paid Ps. 1,213.9 million to COMMISA, and the case has therefore concluded.

V. On December 7, 2005, Pemex-Refining was summoned before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Substitutos, A.C. (No. 262/2005-II) seeking approximately Ps. 1,647,629 in damages for, among other claims, the suspension of an existing tank truck transportation agreement. On March 7, 2008 a final hearing was held in which both parties filed their final allegations. A final judgment was issued on June 6, 2008 in which payments for damages were denied. The parties have filed appeals before the *Tercer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito* (Third Unit Civil and Administrative Court of the First Circuit) in the Federal District. On December 22, 2008 the final judgment was confirmed. The parties filed *amparos* against this resolution. Pemex-Refining filed an amparo because the judgment did not require the plaintiff to pay expenses and court fees. A final resolution is still pending.

VI. On December 15, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Substitutos, A.C. filed an additional claim before the Fifth Civil District Court in the Federal District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. A final judgment against Pemex-Refining was issued on April 29, 2008. Pemex-Refining filed an appeal which was accepted on May 20, 2008 before the *Primer Tribunal Unitario en Materia Civil y Administrativa* (First Unit Civil and Administrative Court of the First Circuit) in the Federal District (No. 425/2008). The plaintiff filed a void motion arguing that the appeal was not properly executed. On September 10, 2008, Pemex-Refining filed an *amparo* which was granted to Pemex-Refining stating that the First Court does not have jurisdiction to solve this motion.

VII. Another civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. against Pemex-Refining (No. 295/2007) before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District, seeking a judgment declaring the breach of a services agreement dated March 26, 1993 and monetary damages, among other claims. Pemex-Refining filed a response to this claim on May 27, 2008. The trial is in the evidentiary stage. On September 22, 2008 a final hearing was held. A final resolution is still pending.

VIII. On August 16, 2006 two *amparos* (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. against Petróleos Mexicanos and Pemex-Exploration and Production and for the alleged violation of its constitutional rights as a result of the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826) and a modification of the Regulatory Law. The purpose of this contract is to explore non-associated gas in the same fields where the plaintiffs have their mining concessions. The plaintiffs argue they have a right to exploit gas found in the fields located in the area of their mining concessions. As of the date of this report, a constitutional hearing is still pending. An expert's opinion on geology to be filed by Pemex-Exploration and Production is still pending.

IX. In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. commenced an arbitration proceeding against Gas Natural México S.A. de C.V. (GNM) and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On February 12, 2009, the arbitration court ordered that the parties inform about the negotiations to conclude this claim not later than March 9, 2009. If an agreement is not reached among the parties, the arbitration court will schedule a witnesses hearing.

X. As of the date of this report, only one of the several claims filed by a group of Congressmen from the LIXth. Legislature related to the Financed Public Works Contracts program ("FPWC") remains pending. Pemex-Exploration and Production obtained favorable judgments in the other similar claims filed by these plaintiffs.

This remaining claim (No. 226/2004) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block filed before the *Juzgado Noveno de Distrito en Materia Civil del Distrito Federal* (Ninth Civil District Court) in Federal District. The claim does not seek monetary damages as relief, but instead seeks to prevent the performance of this FPWC through a declaration that it is void based on the alleged Article 27 of the Political Constitution of the United Mexican States. On December 12, 2007, Pemex-Exploration and Production was summoned after an appeal filed by PTD Servicios Múltiples, S. de R.L. de C.V. was denied. On December 13, 2007, Pemex-Exploration and Production filed a motion arguing a lack of standing on the part of the plaintiffs due to the termination of their positions as Congressmen. On May 15, 2008, the motion was denied and Pemex-Exploration and Production filed an appeal against this resolution, which was accepted. On June 2, 2008, Pemex-Exploration and Production responded the claim. The trial is suspended until the appeal in connection with the standing of the plaintiffs is resolved.

XI. On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the *Juzgado Decimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz seeking approximately Ps. 1,200,000 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into in 1987 by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. As of the date of this report, the trial is in evidentiary stages, with an expert's opinion on environmental damages pending. A final hearing is still pending.

XII. In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. ("Impulsora") to establish a new company called Mexicana de Lubricantes, S.A. de C.V. ("Mexicana de Lubricantes"), which manufactures, bottles, and distributes PEMEX's automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX's increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

- On December 5, 2005, Impulsora filed an *amparo* (No. 1519/2005) before the *Juzgado Quinto de Distrito en Materia Administrativa* (Fifth Administrative District Court) in the state of Jalisco in connection with a constitutional claim related to a proposed model franchise agreement to be executed by Pemex-Refining with the service stations. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. (Bardahl), a competitor in the lubricants market, which claims that it is the owner of the "Mexlub" trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations of Mexico, thereby eliminating the exclusive right of Mexicana de Lubricantes to sell its lubricants. On December 9, 2008 a constitutional hearing was held. A final judgment is still pending.

- On December 26, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the *Juzgado Segundo de Distrito en Materia Civil* (Second Civil District Court) in the state of Jalisco to compel Impulsora to convene a general shareholders' meeting. On June 29, 2007, a judgment was issued in favor of Pemex-Refining and Mexicana de Lubricantes was ordered to convene a general shareholders' meeting but it was not ordered to pay any damages. Both parties appealed this judgment before the *Primer Tribunal Unitario del Tercer Circuito* (First Unit Court of the Third Circuit) and the judgment was revoked. A motion to declare this judgment null and void was filed by Pemex-Refining. A final resolution is still pending.

- On June 7, 2006, Pemex-Refining filed a criminal complaint before the *Procuraduría General de la República* (Office of the Federal Attorney General) for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. As of the date of this report, the matter is still under investigation.

- On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the *Juzgado Octavo de Distrito en Materia Civil* (Eight Civil District Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise a purchase option of the Mexicana de Lubricantes shares owned by Impulsora. Impulsora has filed a counterclaim asserting that Pemex-Refining does not have such right under the relevant agreement. The trial is currently in the evidentiary stage. On September 23, 2008, Pemex-Refining filed an expert's opinion related to accounting issues. An expert's opinion from the defendant is still pending.

- On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power-of-attorney filed by Pemex-Refining contained some irregularities. In July 2008, Pemex-Refining filed an appeal of this resolution (504/2008) before the *Primer Tribunal Unitario en Materia Civil y Administrativa* (First Unit Civil and Administrative Court). On November 24, 2008, a resolution ratifying the judgment was issued. Pemex-Refining filed an *amparo* (No. 130/2008) before the *Tercer Tribunal Unitario en Materia Civil* (Third Unitary Civil Court), which was granted on December 24, 2008. An additional *amparo* was filed by Pemex-Refining before the Third Unitary Civil Court (No. 133/2008) against the resolution, which claimed that Pemex-Refining did not have the right to rectify the alleged irregularities in its power-of-attorney, which was granted in favor of Pemex-Refining. Mexicana de Lubricantes filed a complaint against this resolution. A final resolution is still pending.

- In addition, there is an administrative proceeding before the *Comisión Federal de Competencia* (Federal Competition Commission) under which several claims have been filed. On July, 2003, the Federal Competition Commission issued a resolution (No. 10-62-97) (the "Resolution") prohibiting Pemex-Refining from engaging in anti-competitive practices as a result of the exercise of a contractual right of exclusivity under certain agreements, including the obligation to amend such agreements in order to eliminate the obligations of service stations to sell exclusively those lubricants authorized by Pemex-Refining. The Resolution imposed a six-month compliance deadline and included the imposition of a fine on Pemex-Refining of 1,500 daily minimum wages unit per day until such agreements were brought into compliance.

- On January 15, 2008, the Federal Competition Commission requested that Pemex-Refining provide evidence of its compliance with the Resolution. Pemex-Refining argued that it was not able to comply with the Resolution due to a suspension granted to Bardahl. On April 10, 2008, the Commission announced that Pemex-Refining was required to comply with the Resolution within 15 days. On January 10, 2008, Pemex-Refining filed an *amparo* before the *Juzgado Sexto de Distrito en Materia Administrativa* (Sixth Administrative District Court) in the Federal District (No. 46/2008 VI). On May 6, 2008, the Sixth Administrative District Court granted an *amparo* to Pemex-Refining and ordered a definitive suspension of the Federal Competition Commission's resolution. On May 20, 2008, Impulsora and Mexicana de Lubricantes filed motions as injured third-parties. On May 27, 2008, the Federal Competition Commission filed a revised motion against the resolution granting the definitive suspension. On April 30, 2008, the amparo was granted in favor of Pemex-Refining and declaring unconstitutional the resolution issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. 246/2008) before the *Décimo Tribunal Colegiado del Primer Circuito* (Tenth Joint Court of the First Circuit) objecting to the *amparo*, but that motion was denied. Federal Competition Commission, Impulsora and Mexicana de Lubricantes filed a revised motion against this resolution. A final resolution is still pending.

The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

15. Business segment information

PEMEX's primary business is the exploration and production of crude oil and natural gas and refining and marketing of petroleum products, conducted through four business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. Management makes decisions related to the operations of the consolidated business along these four strategic lines.

The primary sources of revenue for the segments are as described below:

Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil, through PMI Group, to international markets. Export sales are made through the PMI Group to approximately 25 major customers in various foreign markets. Less than half of PEMEX crude oil is sold domestically; however, these amounts meet the domestic demand.

Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining's sales are to third parties and occur within the domestic market. The entity supplies the *Comisión Federal de Electricidad* ("CFE") with a significant portion of its fuel oil production. Pemex-Refining's most important products are different types of gasoline.

Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

Pemex-Petrochemical is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products that generate large revenues, the majority of which come from methane derivatives, ethane derivatives and aromatics and derivatives.

In making performance analyses for the entities, PEMEX's management focuses on sales volumes and gross revenues as primary indicators of the performance analyses.

Income (loss) and identifiable assets for each segment have been determined before intersegment adjustments. Sales between segments are made at internal transfer prices established by PEMEX, which reflect international market prices.

Following is the condensed financial information of these segments:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Eliminations	Consolidated balance
As of December 31, 2008 and for the quarter then ended							
Trade Income:							
External Customers	Ps.-	Ps.487,070,405735	Ps. 167,107,867	Ps.25,575,854	Ps. 644,418,337	Ps. -	Ps. 1,324,172,463
Intersegments	1,137,807,483	56,992,301	104,027,712	54,481,528	330,042,792	(1,683,351,815)	-
Income services	-	3,485,588	-	-	2,375,188	(1,083,188)	4,777,588
Gain (loss) gross	902,305,112	(236,863,752)	13,004,111	(8,722,223)9	42,362,326	(37,253,555)	674,832,019
Operating Gain (loss)	871,180,460	(280,318,219)	259,550	(19,336,132))	92,896	(332,611)	571,026,843
Net gain (loss)	23,473,087	(119,474,506)	2,263,955	(18,670,810)	(105,293,582)	108,340,019	(109,361,836)
Comprehensive financing result	(87,731,229)	(25,488,043)	3,199,974	624,199	6,871,659	(2,148,597)	(104,672,536)
Depreciation and amortization	74,475,554	9,978,606	3,688,137	1,093,894	604,304	-	89,840,495
Cost of labor reserve	38,146,689	37,599,695	9,850,665	9,111,632	17,695,039	-	112,403,720
Taxes and duties	761,683,140	5,348,879	1,771,024	274,084	2,614,767	-	771,691,894
Total Assets	1,376,150,379	380,061,361	143,580,857	78,498,658	3,042,637,837	(3,794,036,649)	1,226,892,443
Current asset	752,954,822	206,142,588	97,821,074	61,787,281	558,329,494	(1,322,616,975)	354,418,284
Investing in shares and Values	402,563	157,094	1,667,006	-	734,982,428	(726,096,275)	11,112,816
Fixed assets	606,668,876	171,844,781	43,831,789	16,547,828	6,160,918		845,054,192
Acquisitions of	112,987,400	14,176,900	5,454,000	2,242,000	2,914,200		

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Eliminations	Consolidated balance
fixed assets							137,774,500
Short-term liabilities	(81,483,183)	(158,066,229)	(39,420,210)	(7,719,939)	(1,126,319,462)	1,246,204,289	(166,805,023)
Labor reserve	172,980,782	168,326,666	41,601,685	45,590,405	66,584,004	-	495,083,542
Total Liability	(1,131,335,251)	(395,713,962)	(96,035,524)	(54,480,917)	(2,987,201,545)	3,464,655,053	(1,200,112,099)
Equity	(244,815,128)	(15,652,600)	(47,545,333)	(24,017,740)	(55,436,295)	329,381,596	(26,780,300)

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Eliminations	Consolidated balance
As of December 31, 2007 and for the quarter then ended							
Trade Income:							
External Customers	Ps. -	Ps. 430,382,930	Ps. 139,963,302	Ps. 21,701,729	Ps. 542,926,858	Ps. -	Ps. 1,134,974,819
Intersegments	912,295,482	42,229,528	82,940,711	35,942,074	247,993,773	(1,321,401,568)	-
Income services	-	3,221,190	-	-	1,880,032	(819,423)	4,281,799
Gain (loss) gross	740,811,644	(81,024,508)	15,816,747	(6,559,693)	41,180,144	(34,854,649)	678,590,876
Operating Gain (loss)	707,401,828	(111,085,785)	7,335,910	((14,115,424)	5,850,043	(1,734,889)	593,651,871
Net gain (loss)	19,966,387	(45,653,619)	4,958,173	(16,085,945)	(11,473,248)	29,980,683	18,307,569
Comprehensive financing result	(25,561,647)	(5,764,552)	1,071,281	(1,181,167)	10,097,224	1,292,274	(20,046,587)
Depreciation and amortization	57,263,000	10,159,700	3,437,371	1,091,800	639,866	-	72,591,737
Cost of labor reserve	28,077,351	27,559,760	6,259,074	7,919,614	12,288,353	-	82,104,153
Taxes and duties	663,549,439	3,846,738	5,537,391	257,203	4,064,957	-	677,255,728
Total Assets	1,237,968,402	417,393,499	133,970,702	79,872,062	2,331,376,672	(2,870,300,731)	1,330,280,606
Acquisitions of fixed assets	99,253,000	22,912,300	5,871,300	998,700	324,600		129,359,900
Current assets	630,760,334	229,536,695	85,311,492	58,650,943	495,164,854	(1,070,863,531)	428,560,787
Investing in shares and Values	342,538	157,094	1,095,666	-	612,696,004	(581,227,947)	33,063,355
Fixed assets	565,433,960	162,585,821	42,005,574	15,569,956	8,250,144	-	793,845,455
Short-term liabilities	(191,867,210)	(148,709,748)	(33,463,623)	(8,896,698)	(929,478,616)	1,022,952,040	(289,463,855)
Labor reserve	180,931,472	178,386,606	40,791,915	49,058,100	79,033,180	-	528,201,273
Total Liabilities	(998,713,758)	(377,308,387)	(85,452,634)	(59,275,500)	(2,262,119,197)	2,502,496,729	(1,280,372,747)
Equity	(239,254,644)	(40,085,112)	(48,518,068)	(20,596,562)	(69,257,475)	367,804,001	(49,907,860)

16. Subsequent events

The exchange rate to settle obligations denominated in dollars, published in the Official gazette on March 9, 2009, was Ps. 15.3517 per dollar, 13.39% higher than the December 31, 2008 exchange rate. The price of crude oil at March 9, 2009 was U.S. $ 40.04 per barrel a decrease of 52.5% compared with the price of $ 84.30 dollars per barrel at December 31, 2008.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: 04 YEAR: 2008

THE BANK OF NEW YORK MELLON, S.A.
INSTITUCION DE BANCA MULTIPLE

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
INTEGRATED TRADE SYSTEM, INC.	International trading services	8,860	100.00
KOT INSURANCE COMPANY, AG.	Reinsurance	7,000,000	100.00
P.M.I. COMERCIO INTERNACIONAL, S.A DE C.V	International crude oil trader	2,214,241	98.33
P.M.I. HOLDINGS, B.V.	Holding	40	100.00
P.M.I. HOLDINGS PETROLEOS ESPAÑA, S.L.	Holding	6,200	100.00
P.M.I. TRADING, LTD.	International refined products trader	4,900	48.51
P.M.I. MARINE LTD.	Crude oil trader	230,275	0.00
MEX-GAS INTERNACIONAL, LTD.	Gas trader	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: 04 YEAR: 2008

THE BANK OF NEW YORK MELLON, S.A.
INSTITUCION DE BANCA MULTIPLE

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
DEER PARK REFINING LTD.	Refining company	1	0.00	0	7,547,905
MEXICANA DE LUBRICANTES, S.A. DE C.V.	Lubricants trader	17,879,561	46.85	178,796	157,094
GASODUCTOS DE CHIHUAHUA, S. DE R.L. DE C.V	Assets Holding	393,049,321	50.00	393,579	2,281,563
INSTALACIONES INMOBILIDARIAS PARA INDUSTRIAS, S.A	Gas transportation	62,167,264	100.00	62,167	1,312,439
CIA. MEXICANA DE EXPLORACIONES, S.A. DE C.V	Onshore and offshore exploration	25,333,847	60.00	8,152	368,852
PAN AMERICAN SUPHUR, LTD.	Sulphur storage and distribution	1,498	99.87	5,271	20,031
PASCO INTERNATIONAL, LTD.	Sulphuric acid storage	10,000	100.00	31,007	43,974
Other investments		1	0.00	0	234,266
Estimated fluctuations in investments		0	0.00	0	-853,307
TOTAL INVESTMENT IN ASSOCIATES				678,972	11,112,817
OTHER PERMANENT INVESTMENTS					0
TOTAL					11,112,817

ANALYSIS OF INVESTMENTS IN SHARES

ASSOCIATES

NOTES

The trend percentage amounts that are shown in zero are due to the fact that the system automatically puts a zero where there is no data incorporated.

No data is shown in Other investments, since it corresponds to various other investments in shares with different participation percentages. Under the column of number of shares, number 1 was written down for validating purposes, since there are no shares in such companies.

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2008**

HE BANK OF NEW YORK MELLON, S.A.
ISTITUCION DE BANCA MULTIPLE

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
BANCO BILBAO V (3) (8)	YES	28/05/2008	02/06/2014	0.94								0	0	3,145,410	0	3,145,410
CALYON NEW YORK BRA (1) (8)	YES	14/09/2007	14/09/2012	2.58								0	10,153,725	0	10,153,725	0
CITIBANK N.A. (1) (8)	YES	12/05/2006	18/05/2013	3.52								0	0	20,307,450	18,615,162	18,615,163
CALYON PMI TRADING (1) (8)	YES	21/12/2006	21/12/2009	4.73								4,316,711	0	0	0	0
BBVA NYB PMI TRADING (3) (7)	YES	15/01/2008	15/01/2010	3.85								0	1,627,160	0	0	0
SECURED																
VS EXPORTFINANS (1) (7)	YES	15/10/2001	02/04/2014	3.34								262,877	239,640	239,640	158,506	135,668
ABN AMRO BANK, N.V. (1) (7)	YES	23/12/2002	31/03/2014	4.50								240,397	240,397	240,397	240,397	360,594
ABN AMRO BANK, N.V. (1) (8)	YES	11/05/2001	20/12/2012	1.86								406,149	406,149	406,149	406,149	0
ABN AMRO BANK, N.V. (1) (8)	YES	13/07/2004	16/06/2014	2.32								477,822	477,822	477,823	477,823	294,657
ABN AMRO BANK, N.V. (1) (8)	YES	30/09/2002	16/12/2013	2.32								406,149	406,149	406,149	406,149	97,205
ABN AMRO BANK, N.V. (1) (8)	YES	30/11/2006	15/12/2015	2.32								398,185	398,185	398,185	398,186	1,194,556
ABN AMRO BANK, N.V. (1) (8)	YES	03/01/2003	01/10/2012	3.83								25,822	25,822	25,822	25,821	0
ABN AMRO BANK, N.V. (1) (8)	YES	01/03/2003	01/06/2012	2.57								226,551	226,551	226,551	113,275	0
ABN AMRO BANK, N.V. (1) (8)	YES	02/03/2000	01/04/2011	3.60								541,532	541,532	95,489	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	03/12/2001	30/06/2010	1.81								74,283	37,141	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	27/08/2002	27/08/2012	3.11								10,246	10,246	10,246	10,247	0
ABN AMRO BANK, N.V. (1) (8)	YES	19/12/2007	26/06/2017	1.85								318,548	318,548	318,548	318,548	1,433,468
ABN AMRO BANK, N.V. (1) (8)	YES	03/11/2005	25/06/2015	1.85								477,822	477,822	477,822	477,822	1,194,557
ABN AMRO BANK, N.V. (1) (8)	YES	30/12/1998	22/02/2010	7.42								508,076	254,038	0	0	0
BSCH, S.A. (1) (8)	YES	10/04/2003	23/06/2011	2.70								67,239	18,601	1,397	0	0
BSCH, S.A. (1) (8)	YES	28/02/2007	16/06/2014	2.32								193,404	193,404	193,404	193,405	290,107
BNP PARIBAS (1) (8)	YES	03/11/2005	26/01/2015	3.17								637,096	637,096	637,096	637,097	1,592,742
BNP PARIBAS (1) (8)	YES	30/11/2006	25/06/2015	1.85								557,459	557,459	557,459	557,459	1,393,650
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	1.86								637,096	637,096	637,096	637,097	2,866,935
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	1.86								318,548	318,548	318,548	318,548	1,433,468
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	3.08								541,532	541,532	541,532	541,532	812,298
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	2.56								637,096	637,096	637,096	637,097	955,646
CALYON NEW YORK BRA (1) (8)	YES	30/11/2006	27/02/2017	2.61								44,773	44,773	44,773	44,773	201,477
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	2.72								32,123	29,070	26,016	26,016	26,016
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/06/2012	2.57								323,816	323,816	323,816	139,077	0
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	4.38								29,846	21,850	10,814	3,720	1,860
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	2.49								270,766	270,766	270,766	270,766	541,532

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: **PMXCB**

QUARTER: **04** YEAR: **2008**

HE BANK OF NEW YORK MELLON, S.A.
ISTITUCION DE BANCA MULTIPLE

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
EXPORT DEVELOPMENT (1) (8)	YES	22/12/1999	15/12/2010	2.32								270,766	270,766	0	0	0
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48								163,526	163,526	163,526	163,526	735,865
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45								23,136	23.136	23,136	23.136	76,035
SBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	4.22								25,924	25,924	25,924	25,924	38,884
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	3.12								96,033	96,033	96,033	96,033	288,100
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	3.12								61,818	61,818	61,818	61,819	61,819
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	2.54								4,708	4,708	4,708	4,708	14,123
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	2.54								11,527	11,527	11,527	11,527	17,290
HSBC BANK PLC (1) (8)	YES	24/06/2005	30/05/2014	2.54								2,686	2,686	2,686	2,686	4,029
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	1.85								68,061	68,061	68,061	68,061	414,526
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	3.12								13,550	13,550	13,550	13,550	33,878
HSBC BANK PLC (1) (8)	YES	29/06/2005	30/04/2013	3.48								39,757	39,757	39,757	39,757	19,878
SBC BANK PLC (1) (8)	YES	07/06/2006	29/11/2013	2.54								47,296	47,296	47,296	47,296	47,298
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	1.85								22,700	22,700	22,700	22,700	45,398
HSBC BANK PLC (1) (8)	YES	18/02/2005	28/10/2013	3.53								8,895	8,895	8,895	8,895	8,893
HSBC BANK PLC (1) (8)	YES	04/04/2006	24/11/2014	2.54								26,286	26,286	26,286	26,286	52,573
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	3.10								51,317	51,317	51,317	51,317	71,088
HSBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	2.92								14,185	14,185	14,185	14,185	10,014
HSBC BANK PLC (1) (8)	YES	19/08/2005	16/09/2014	3.09								38,397	38,397	38,397	38,397	76,796
HSBC BANK PLC (1) (8)	YES	20/09/2004	14/02/2014	3.10								45,960	45,960	45,960	45,960	68,941
HSBC BANK PLC (1) (8)	YES	05/06/2006	12/07/2011	3.09								35,716	35,715	35,715	0	0
SBC BANK PLC (1) (8)	YES	23/11/2004	09/01/2013	3.12								71,119	71,119	71,119	71,119	35,559
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	3.31								154,480	143,612	143,612	143,612	209,708
HSBC BANK PLC (1) (8)	YES	09/12/2005	06/11/2013	2.97								48,383	48,383	48,383	48,383	48,382
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	1.90								81,713	81,713	81,713	81,713	189,711
HSBC BANK PLC (1) (8)	YES	22/12/2008	01/07/2015	1.83								85,420	170,839	170,839	170,839	512,517
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	3.39								64,521	64,521	64,521	64,521	96,780
HSBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	1.86								175,998	175,998	175,998	175,998	87,999
HSBC BANK PLC (1) (8)	YES	10/08/2004	16/12/2013	2.32								318,548	318,548	318,548	318,548	226,967
HSBC BANK PLC (1) (8)	YES	22/12/1999	15/12/2010	2.32								218,156	218,156	0	0	0
SBC BANK PLC (1) (8)	YES	14/03/2003	10/12/2013	2.60								270,766	270,766	270,766	270,766	145,943
HSBC INVESTMENT BAN (1) (7)	YES	26/11/1999	26/09/2011	5.70								70,733	70,733	66,047	0	0
NG CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	1.86								159,274	159,274	159,274	159,274	716,734
NG CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	2.32								238,911	238,911	238,911	238,911	836,190
IAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.36								0	0	64,131	65,335	133,077

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A.
INSTITUCION DE BANCA MULTIPLE

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	1.53								876,329	876,329	876,329	876,330	3,945,443
J.P. MORGAN (1) (8)	YES	03/02/2000	06/03/2012	3.11								83,740	83,740	71,199	29,328	0
J.P. MORGAN (1) (8)	YES	10/09/2008	20/06/2017	2.68								238,911	238,911	238,911	238,911	1,075,101
KREDITANSTALT FUR W (1) (8)	YES	26/09/2001	31/12/2012	2.81								240,257	240,257	193,556	193,555	0
KREDITANSTALT FUR W (1) (8)	YES	13/09/1999	31/03/2011	3.94								33,517	33,517	17,252	0	0
KREDITANSTALT FUR W (1) (8)	YES	21/06/2000	31/03/2009	3.94								3,784	0	0	0	0
MEDIOCREDITO CENTRA (1) (8)	YES	09/10/2001	30/04/2012	3.44								64,071	64,071	64,071	32,035	0
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	13/12/2018	2.32								0	0	1,015,373	1,015,373	6,092,234
MIZUHO CORPORATE BA (3) (7)	YES	16/10/1998	20/05/2010	1.98								2,096,477	1,048,220	0	0	0
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.91								483,782	483,782	483,782	483,782	1,451,343
NATEXIS BANQUE (2) (7)	YES	22/02/1984	30/06/2016	2.00								1,013	1,013	1,013	1,013	1,619
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77								284,189	284,189	284,189	284,189	1,278,849
SOCIETE GENERALE (1) (8)	YES	31/03/1989	29/07/2011	3.12								394,826	293,370	151,694	0	0
SOCIETE GENERALE (1) (8)	YES	31/07/2006	28/07/2012	3.12								40,571	40,571	40,571	30,181	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	2.57								186,501	186,501	186,501	186,501	839,251
SOCIETE GENERALE PA (1) (8)	YES	30/11/2005	13/02/2017	3.09								97,428	97,428	97,428	97,428	438,429
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	3.17								318,548	318,548	318,548	318,548	477,823
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	3.47								477,822	477,822	477,822	477,822	1,433,468
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	3.08								477,822	477,822	477,822	477,822	1,194,557
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	1.86								270,766	270,766	270,766	270,766	152,035
THE BANK OF TOKYO. (1) (8)	YES	30/09/2005	29/06/2011	1.83								65,335	65,335	1,203	0	0
THE BANK OF TOKYO. (1) (8)	YES	14/03/2003	14/03/2013	3.00								601,702	601,702	601,702	601,702	300,852
THE BANK OF TOKYO. (1) (8)	YES	10/12/2004	10/12/2014	2.60								270,766	270,766	270,766	541,532	1,895,362
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77								114,711	114,711	114,711	114,711	516,200
EXIM BANK OF KOREA (1)(7)	YES	01/03/2003	01/06/2012	6.64								270,766	270,766	270,766	135,383	0
TORONTO DOMINION BA (1) (8)	YES	06/10/2003	20/10/2009	3.84								83,773	0	0	0	0
INT DEV NO PAG	NOT		31/12/2009	0.00								557,461	0	0	0	0
COMMERCIAL BANKS																
BANCA SERFIN S.A. (6) (11)	NOT APPLIED	26/03/2004	30/03/2009	8.68		444,444	0	0	0	0						
BANCO JPMORGAN, SA, (6) (7)	NOT APPLIED	28/10/2004	05/11/2012	11.00		0	0	2,000,000	2,000,000	0						
BANCO SANTANDER MEX (6) (11)	NOT APPLIED	19/11/2004	23/11/2012	8.71		0	600,000	1,200,000	1,200,000	0						
BBVA BANCOMER, S.A. (6) (11)	NOT APPLIED	16/12/2004	20/12/2012	10.55		0	800,000	1,600,000	1,600,000	0						
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	30/06/2018	5.44								270,766	270,766	270,766	270,766	1,489,213
BANCO SANTANDER MEX (1) (8)	NOT	17/09/2003	19/09/2013	3.25								135,383	135,383	135,383	135,383	135,383
NACIONAL FINANCIERA (3) (7)	NOT	10/06/2004	15/12/2009	4.20								361,043	0	0	0	0

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: **PMXCB**

QUARTER: **04** YEAR: **2008**

HE BANK OF NEW YORK MELLON, S.A.
ISTITUCION DE BANCA MULTIPLE

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
OTHER																
NT DEV NO PAG	NOT APPLIED		31/12/2009	0.00		49,781	0	0	0	0						
NT DEV NO PAG	NOT		31/12/2009	0.00								493,069	0	0	0	0
ONPROCA (1) (7)	NOT	26/11/1997	15/06/2010	8.40								0	4,536,253	0	0	0
NT DEV NO PAG CON	NOT		31/12/2009	0.00								24,936	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	0.00								0	684,136	342,068	342,068	3,306,655
OPF'S (1) (8)	YES	01/02/2005	31/10/2012	3.25								0	4,967,739	731,240	231,544	0
TAPIAS MEXICO, SA (1)(7)	NOT		11/10/2018	8.00								154,806	154,806	154,806	154,806	928,833
TAPIAS MEXICO, SA (1)(7)	NOT		02/11/2018	8.00								154,806	154,806	154,806	154,806	928,833
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	31/07/2018	7.96								133,593	133,594	133,594	133,594	768,168
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	30/09/2018	7.96								153,199	153,199	153,199	153,199	880,893
TOTAL BANKS					0	494,225	1,400,000	4,800,000	4,800,000	0	0	26,528,699	41,207,669	42,252,670	46,366,257	71,442,546

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: **PMXCB**

QUARTER: **04** YEAR: **2008**

HE BANK OF NEW YORK MELLON, S.A.
ISTITUCION DE BANCA MULTIPLE

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SCOTIA INVERLAT (6) (11)	NOT APPLIED	16/06/2006	05/06/2014	8.73		0	0	0	0	10,000,000						

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: **PMXCB**

QUARTER: **04** YEAR: **2008**

HE BANK OF NEW YORK MELLON, S.A.
ISTITUCION DE BANCA MULTIPLE

CREDITS BREAK DOWN

CONSOLIDATED

(Thousand Pesos)

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
NSECURED																
;OTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	31/01/2013	8.63		0	0	0	0	12,487,400						
COTIA INVERLAT (6) (12)	NOT APPLIED	21/10/2005	13/10/2011	8.06		0	0	5,500,000	0	0						
COTIA INVERLAT (6) (12)	NOT APPLIED	24/10/2003	08/10/2009	8.25		13,500,000	0	0	0	0						
COTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	04/02/2010	7.80		0	12,512,600	0	0	0						
COTIA INVERLAT (6) (13)	NOT APPLIED	23/12/2004	05/12/2019	0.00		0	0	0	0	13,027,763						
COTIA INVERLAT (6) (7)	NOT APPLIED	29/07/2005	16/07/2015	9.91		0	0	0	0	9,500,000						
COTIA INVERLAT (6) (7)	NOT APPLIED	24/10/2003	14/10/2010	8.38		0	6,172,000	0	0	0						
NT DEV NO PAG	NOT APPLIED		31/12/2009	0.00		1,538,572	0	0	0	0						
EUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50								0	0	0	0	1,062,459
EUTSCHE BANK (1) (7)	YES	14/11/2001	02/02/2009	7.88								10,857,514	0	0	0	0
EUTSCHE BANK (1) (7)	YES	14/11/2001	15/11/2011	8.00								0	0	2,541,680	0	0
EUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63								0	0	0	0	2,189,445
EUTSCHE BANK (1) (7)	YES	28/09/2004	28/09/2009	7.75								23,562,084	0	0	0	0
EUTSCHE BANK (1) (7)	YES	04/06/2008	15/06/2038	6.63								0	0	0	0	6,769,150
EUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63								0	0	0	0	23,692,025
EUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75								0	0	0	0	3,180,350
EUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38								0	0	0	0	4,943,307
EUTSCHE BANK (1) (7)	YES	04/10/2000	13/10/2010	9.13								0	7,507,515	0	0	0
EUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75								0	0	0	0	33,845,750
EUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25								0	0	0	0	1,452,267
EUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50								0	0	0	0	2,153,754
EUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50								0	0	0	0	903,086
EUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63								0	0	0	0	1,647,043
EUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50								0	0	0	0	321,535
EUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63								0	0	0	0	126,515
EUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	2.22								0	0	0	9,302,721	0
EUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50								0	0	0	0	19,143,200
EUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50								0	0	0	0	4,504,163
EUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50								0	0	0	0	2,929,560
EUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50								0	0	0	0	4,882,600
.P. MORGAN (1) (7)	YES	01/04/1998	30/03/2018	9.25								0	0	0	0	129,602
.P. MORGAN (1) (8)	YES	15/06/2004	15/06/2010	2.00								0	18,906,168	0	0	0

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2008**

HE BANK OF NEW YORK MELLON, S.A.
ISTITUCION DE BANCA MULTIPLE

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
.P. MORGAN (1) (8)	YES	15/10/2003	15/10/2009	4.75								6,227,618	0	0	0	0
.P. MORGAN (2) (7)	YES	04/04/2003	06/04/2010	6.63								0	14,357,400	0	0	0
,P. MORGAN (2) (7)	YES	05/08/2004	05/08/2016	6.38								0	0	0	0	16,271,720
.P. MORGAN (2) (7)	YES	05/08/2003	05/08/2013	6.25								0	0	0	0	9,571,600
'EMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.47								4,106,618	2,888,171	541,532	0	6,092,235
'EMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	2.81								0	0	338,456	451,275	1,782,546
NT DEV NO PAG	NOT		31/12/2009	0.00								4,365,120	0	0	0	0
ECURED																
UMITOMO MITSUI (3) (8)	YES	19/09/2008	29/09/2020	1.00								0	0	0	0	9,608,890
NT DEV NO PAG	NOT		31/12/2009	0.00								43,429	0	0	0	0
PRIVATE PLACEMENTS																
NSECURED																
.CURED																
TOTAL BANKS					0	15,038,572	18,684,800	5,500,000	0	45,015,163	0	48,162,383	43,859,254	3,421,988	9,753,996	157,182,802

MEXICAN STOCK EXCHANGE

'OCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2008**

HE BANK OF NEW YORK MELLON, S.A.
ISTITUCION DE BANCA MULTIPLE

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
OTROS PROVEEDORES	NOT APPLIED					35,381,771	0	0	0	0						
TOTAL SUPPLIERS					0	35,381,771	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: **PMXCB**

QUARTER: **04** YEAR: **2008**

HE BANK OF NEW YORK MELLON, S.A.
ISTITUCION DE BANCA MULTIPLE

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED NOT					0	0	0	0	0		0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
)TROS PASIVOS CIRCULANTES	NOT APPLIED					23,526,930						0				
TOTAL					0	23,526,930	0	0	0	0	0	0	0	0	0	0
TOTAL					0	74,441,496	20,064,600	10,300,000	4,600,000	45,015,163	0	75,691,082	84,866,923	45,674,338	56,120,253	228,625,346

The following are the exchange rates of certain foreign currencies with respect to the Mexican peso as of December 31, 2008:

CURRENCIES	ACCOUNTING EXCHANGE RATES	
Dollars	USD	13.5383
Euros	EUR	19.1432
Japanese Yens	JPN	0.1501
Sterling Pounds	GBP	19.5304
Pesos		1.0000

RATE TYPE
- Fix rate
- Libor rate
- Floating rate

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR

Discount rate
TIIE rate
Cetes
Zero coupon (Fix)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A.
INSTITUCION DE BANCA MULTIPLE

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	**12,303,708**	**166,571,297**	**67,013**	**907,238**	**167,478,535**
LIABILITIES POSITION	**32,368,723**	**438,217,490**	**7,903,254**	**106,996,615**	**545,214,105**
SHORT-TERM LIABILITIES POSITION	10,594,651	143,433,574	7,688,504	104,089,267	247,522,841
LONG-TERM LIABILITIES POSITION	21,774,072	294,783,916	214,750	2,907,348	297,691,264
NET BALANCE	**-20,065,015**	**-271,646,193**	**-7,836,241**	**-106,089,377**	**-377,735,570**

NOTES

The following are the exchange rates of certain foreign currencies with respect to the Mexican peso as of December 31, 2008:

FOREIGN CURRENCY	EXCHANGE RATES
American Dollars	13.5383
Japanese Yens	0.1501
Sterling Pounds	19.5304
Euros	19.1432
Swedish crowns	1.9345
Canadian Dollars	11.0463

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A. INSTITUCION DE BANCA MULTIPLE

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	0
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0	0
AUGUST	0	0	0	0	0
SEPTEMBE	0	0	0	0	0
OCTOBER	0	0	0	0	0
NOVEMBER	0	0	0	0	0
DECEMBER	0	0	0	0	0
RESTATEMENT					0
CAPITALIZATION					0
FOREIGN CORP.					0
OTHERS					0
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

Due to the application of Bulletin NIF B-10, which has been enforced as of January 2008, the annex of Result from monetary position is submitted in zeros.

DEBT INSTRUMENTS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **04** YEAR: **2008**

**THE BANK OF NEW YORK MELLON, S.A.
INSTITUCION DE BANCA MULTIPLE**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0
Crude oil production (Tbd)		2,878	97.50
Gas production (MMcfpd)		7,126	97.20
REFINING		0	0.00
Atmospheric destillation capacity (Tbd)		1,540	82.70
CADEREYTA		275	77.30
MADERO		190	81.30
MINATITLÁN		185	87.60
SALAMANCA		245	78.80
SALINA CRUZ		330	85.10
TULA		315	85.90
Storage & Distribution Center (Tb)		13,056	100.00
GAS AND BASIC PETROCHEMICALS		0	0.00
Gas sweetening (MMcfpd)		4,503	70.80
CACTUS		1,960	81.50
NUEVO PEMEX		880	67.40
CIUDAD PEMEX		1,290	64.50
MATAPIONCHE		109	49.90
POZA RICA		230	37.30
ARENQUE		34	77.00
PETROCHEMICALS		0	0.00
Production capacity (Tt)		15,289	86.00
CANGREJERA		9,362	91.00
COSOLEACAQUE		2,150	96.00
ESCOLÍN *		55	0.00
INDEPENDENCIA		222	25.00
MORELOS		2,061	88.00
PAJARITOS		1,374	51.00
TULA *		65	0.00
Petrochemical distribution centers (Tt)		218,410	83.00

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

Tbd - Thousand barrels per day
MMcfpd - Million cubic feet per day
Tb - Thousand barrels
Tt - Thousand tons
* These centers were out of operation during the fiscal year 2008.

MAIN RAW MATERIALS

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CONDENSATES	PEMEX EXPLORACION Y PRODUCCION			8.00
SOUR WET GAS	PEMEX EXPLORACION Y PRODUCCION			73.00
CRUDE OIL	PEMEX EXPLORACION Y PRODUCCION			74.00
SWEET WET GAS	PEMEX EXPLORACION Y PRODUCCION			11.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A.
INSTITUCION DE BANCA MULTIPLE

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
REFINED PRODUCTS	0	0	0		
FUEL OIL	220	58,355,010	100.00		CFE
DIESEL	382	111,388,121	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. GAS	292	55,972,169	0.00		DISTRIBUIDORES
MAGNA SIN GASOLINE	706	231,067,724	100.00	PEMEX MAGNA	DISTRIBUIDORES
PREMIUM GASOLINE	86	34,895,933	100.00	PEMEX PREMIUM	DISTRIBUIDORES
JET FUEL	65	31,891,364	100.00		ASA
OTHER REFINED PRODUCTS	77	17,128,086	100.00		DISTRIBUIDORES
PETROCHEMICALS	0	0	0		
METHANE DERIVATIVES (a)	1,197	5,427,466	83.00		(F)
ETHANE DERIVATIVES (b)	1,092	13,944,728	59.00		(G)
AROMATICS & DERIVATIVES (c)	389	5,297,577	34.00		(H)
PROPYLENE & DERIVATIVES (d)	25	3,602,668	0.00		(I) (L)
OTHER PETROCHEMICALS	1,431	3,962,080	0.00		(J) (L)
DRY GAS	3,074	106,821,200	0.00		(K)
FOREIGN SALES					
CRUDE OIL (TBD)	1,403	467,589,333	0	(M)	(N)
REFINED PRODUCTS (TBD)	184	66,229,337	0		(L)
PETROCHEMICALS PRODUCTS	540	2,223,915	0		(L)
MARGINAL EFFECT FROM SUBSIDIARY COMPANIES	0	108,375,752	0		
SERVICES INCOME	0	4,777,588	0		
TOTAL		**1,328,950,051**			

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
CRUDE OIL (TBD)	1,403	467,589,333		(M)	(N)
REFINED PRODUCTS (TBD)	184	66,229,337			(L)
PETROCHEMICAL PRODUCTS (Tt)	540	2,223,915			(L)
MARGINAL EFFECT FROM SUBSIDIARY COMPANIES' SALES	0	108,375,752			
SERVICES INCOME	0	4,777,588			
FOREIGN SUBSIDIARIES					

TOTAL	649,195,925	

NOTES

NOTE: To calculate participating % in the market, the period from January - December, 2008 was taken.
(a) Considers contribution of Pemex-Petrochemicals of ammonia and methanol to the domestic market.
(b) Considers contribution of Pemex-Petrochemicals of ethylene, glycols, HDPE, LDPE, LDPL, ethylene oxide, vinyl chloride to the domestic market.
(c) Considers contribution of Pemex-Petrochemicals of benzene, styrene, toluene, xylenes, paraxylene and orthoxylene.
(d) Considers contribution of Pemex-Petrochemicals of acrylonitrile ("Selected product" - without production/without imports) and propylene ("Non selected product") to the domestic market.
(e) Since a group of products is considered in this item, a percentage of participation in the market is not calculated.
Volumes are in thousand of barrels per day, except petrochemical products which are given in thousand tons and dry gas which is given in million cubic feet per day.
(f) Agrogen, S.A. de C.V.; Integradora Aprodifer, S.A. de C.V.; Univex, S.A.; Masagro, S.A. de C.V.; Fertilizantes Tepeyac, S.A. de C.V.
(g) Polioles, S.A. de C.V.; Mexichem Resinas Vinílicas, S.A. de C.V.; Industrias Derivadas del Etileno, S.A.; Distribuidora Don Ramis, S.A. de C.V.; Policyd, S.A. de C.V.
(h) Tereftalatos Mexicanos, S.A. de C.V.; Resirene, S.A. de C.V.; Comercial Mexicana de Pinturas, S.A. de C.V.; Negociación Alvi, S.A. de C.V.; Síntesis Orgánicas, S.A. de C.V.
(i) Dow Internacional Mexicana, S.A. de C.V.; Negociación Alvi, S.A. de C.V.
(j) Cryoinfra, S.A. de C.V.; Industria Química del Istmo S.A. de C.V.; Praxair México S.A. de C.V.; Productos Químicos La Anita, S. A. de C.V.; Servicios y Prods. Químicos Cor Vel, S.A. de C.V.
(k) CFE, IPP'S Distribuidores, Industriales (ISPAT), Luz y Fuerza del Centro.
(l) PEMEX's participation in these products is marginal.
(m) 84% of total crude oil exports were made to the United States, while the remaining 16% was distributed to Europe (9%), to the rest of the American Continent (3%) and to the Far East (4%).
(n) It is estimated that PEMEX's participation in the international crude oil market during 2008 was 3.66%.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **04** YEAR: **2008**

THE BANK OF NEW YORK MELLON, S.A.
INSTITUCION DE BANCA MULTIPLE

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					

Volumes are given in tbd, except petrochemical products, which are given in thousand tons and dry gas which is given in MMcfd

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

NON APPLICABLE SINCE PEMEX HAS NOT REPORTED ANY PROJECT AS A RELEVANT EVENT.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

UP TILL DECEMBER 31, 2007 SUCH TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS, WAS MADE IN ACCORDANCE WITH THE PROVISIONS OF BULLETIN B-15 OF NORMAS DE INFORMACIÓN FINANCIERA (MEXICAN FINANCIAL REPORTING STANDARDS OR "NIFs"), AS FOLLOWS:

BALANCE SHEET.- ALL BALANCE SHEET ITEMS WERE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE DATE OF THE BALANCE SHEET.

STATEMENT OF RESULTS.- ALL STATEMENT OF RESULTS ITEMS WERE TRANSLATED AT THE AVERAGE EXCHANGE RATE OF THE CORRESPONDING FISCAL YEAR.

THE RESULTING DIFFERENCE IN THE TRANSLATION OF THE FINANCIAL STATEMENTS IS REGISTERED IN THE EQUITY, AS A RESULT OF TRANSLATION.

EFFECTIVE JANUARY 10, 2008, TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS MADE IN ACCORDANCE WITH THE PROVISIONS OF NIF B-15 "TRANSLATION OF FOREIGN CURRENCY", AS FOLLOWS.

IN THE CASES IN WHICH THE REGISTRY CURRENCY OF THE SUBSIDIARY COMPANIES IS DIFFERENT FROM ITS FUNCTIONAL CURRENCY, THE TRANSLATION IS MADE AS FOLLOWS:

A) MONETARY ASSETS AND LIABILITIES, AT THE CLOSING EXCHANGE RATE;
B) NON-MONETARY ASSETS AND LIABILITIES AND THE EQUITY, AT THE HISTORICAL EXCHANGE RATE;
C) NON-MONETARY ENTRIES RECOGNIZED AT THEIR FAIR VALUE, USING THE HISTORICAL EXCHANGE RATE AT THE DATE ON WHICH SUCH FAIR VALUE WAS DETERMINED.
D) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.
E) DIFFERENCE IN STATEMENT OF CHANGES THAT STEMS FROM THE TRANSLATION, IS RECOGNIZED AS INCOME OR EXPENSE IN THE STATEMENT OF INCOME OF THE PERIOD IN WHICH THEY ARE ORIGINATED.

IN THE CASES IN WHICH THE FUNCTIONAL CURRENCY OF THE SUBSIDIARY COMPANIES IS DIFFERENT TO THE CURRENCY IN WHICH PETRÓLEOS MEXICANOS IS REPORTING, THE TRANSLATION IS DONE AS FOLLOWS:

A) ASSETS AND LIABILITIES ARE TRANSLATED AT THE CLOSING EXCHANGE RATE AND THE EQUITY AT THE HISTORICAL EXCHANGE RATE.
B) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.
C) THE TRANSLATION EFFECT IS RECOGNIZED AS PART OF AN ENTRY OF THE COMPREHENSIVE INCOME OR LOSS WITHIN THE EQUITY.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	281,303,705
TOTAL			0	0	0	0	0	281,303,705

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos



By: __________________________

Mauricio Alazraki Pfeffer
Deputy Director of Finance and Treasury

Date: April 24, 2009

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.